CALCULATION OF REGISTRATION FEE

Title of each class of securities offered	Aggregate offering price	Amount of registration fee
Debt securities	£700,000,000(1)	U.S.$125,873.20(2)
Guaranties	—	—(3)

(1)	The amount in pounds sterling is equivalent to U.S.$1,098,370,000 based on the exchange rate of U.S.$1.5691 per £1.00, which was the exchange rate in effect as of December 5, 2011, as reported by the Central Bank of Brazil.
(2)	The registration fee is calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(3)	Pursuant to Rule 457(n) under the Securities Act of 1933, no separate fee is payable with respect to the guaranties.

Filed Pursuant to Rule 424(B)2
Registration Statement Nos. 333-163665 and 333-163665-01

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 11, 2009)

Petrobras International Finance Company
Unconditionally guaranteed by
Petróleo Brasileiro S.A.—Petrobras
(Brazilian Petroleum Corporation—Petrobras)

£700,000,000 6.250% Global Notes due 2026

The 6.250% Global Notes due 2026 (the “notes”) are general, unsecured, unsubordinated obligations of Petrobras International Finance Company, or “PifCo,” a wholly-owned subsidiary of Petróleo Brasileiro S.A.-Petrobras, or “Petrobras.” The notes will be unconditionally and irrevocably guaranteed by Petrobras. The notes will mature on December 14, 2026, and will bear interest at the rate of 6.250% per annum. Interest on the notes is payable on December 14 of each year, beginning on December 14, 2012.

PifCo will pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the notes. PifCo may redeem, in whole or in part, the notes at any time by paying the greater of the principal amount of the notes and the “make-whole” amount, plus accrued interest. The notes will also be redeemable without premium prior to maturity at PifCo’s option solely upon the imposition of certain withholding taxes. See “Description of the Notes—Optional Redemption—Redemption for Taxation Reasons.”

PifCo has applied to list the notes on the official list of the Luxembourg Stock Exchange and have them admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange. This prospectus supplement and accompanying prospectus dated December 11, 2009 constitute a prospectus for purposes of Luxembourg law dated July 10, 2005 on Prospectuses for Securities.

See “Risk Factors” on page S-14 to read about factors you should consider before buying the notes offered in this prospectus supplement and the accompanying prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Initial price to the public(1)	97.826%	£684,782,000
Underwriting discount	0.35%	£2,450,000
Proceeds, before expenses, to PifCo	97.476%	£682,332,000

(1)	Plus accrued interest from December 12, 2011, if settlement occurs after that date.

The underwriters expect to deliver the notes in registered global form only and deposit them with a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, on or about December 12, 2011.

Joint Bookrunners

BB Securities	Bradesco BBI	Crédit Agricole CIB	Deutsche Bank	HSBC	Santander Global Banking & Markets

Co-managers

Banca IMI       Mitsubishi UFJ Securities

December 5, 2011

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT
     This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the notes PifCo is offering and certain other matters relating to PifCo and Petrobras and their financial condition. The second part, the accompanying prospectus, gives more general information about securities that PifCo and Petrobras may offer from time to time. Generally, references to the prospectus mean this prospectus supplement and the accompanying prospectus combined. If the information in this prospectus supplement differs from the information in the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.
     We are responsible for the information contained and incorporated by reference in this prospectus supplement and in any related free-writing prospectus we prepare or authorize. PifCo and Petrobras have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Neither PifCo nor Petrobras is making an offer to sell the notes in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the relevant document.
     We have prepared this prospectus supplement for use solely in connection with the proposed offering of the notes, and it may only be used for that purpose.
     This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.
     In this prospectus supplement, unless the context otherwise requires or as otherwise indicated, references to “Petrobras” mean Petróleo Brasileiro S.A.-Petrobras and its consolidated subsidiaries taken as a whole, and references to “PifCo” mean Petrobras International Finance Company, a wholly-owned subsidiary of Petrobras, and its consolidated subsidiaries taken as a whole. Terms such as “we,” “us” and “our” generally refer to both Petrobras and PifCo, unless the context requires otherwise or as otherwise indicated.
     References herein to “reais” or “R$” are to the lawful currency of Brazil. References herein to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “pounds sterling” or “£” are to the lawful currency of the United Kingdom.
     In connection with the offering of the notes, the underwriters are not acting for anyone other than PifCo and will not be responsible to anyone other than PifCo for providing the protections afforded to their clients for providing advice in relation to the offering.
     In connection with the offering of the notes, HSBC Bank plc, the “Stabilizing Manager(s)”, (or persons acting on behalf of the Stabilizing Manager(s)) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager(s) (or persons acting on their behalf of the Stabilizing Manager(s)) will undertake any stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than 30 calendar days after the date on which PifCo received the proceeds of the issue, or no later than 60 calendar days after the date of the allotment of the notes, whichever is the earlier.

FORWARD-LOOKING STATEMENTS
     Many statements made or incorporated by reference in this prospectus supplement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” that are not based on historical facts and are not assurances of future results. Many of the forward-looking statements contained, or incorporated by reference, in this prospectus supplement may be identified by the use of forward-looking words, such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. We have made forward-looking statements that address, among other things:
•	our marketing and expansion strategy;

•	our exploration and production activities, including drilling;

•	our activities related to refining, import, export, transportation of petroleum, natural gas and oil products, petrochemicals, power generation, biofuels and other sources of renewable energy;

•	our projected and targeted capital expenditures and other costs, commitments and revenues;

•	our liquidity and sources of funding;

•	development of additional revenue sources; and

•	the impact, including cost, of acquisitions.
     Our forward-looking statements are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors. These factors include, among other things:
•	our ability to obtain financing;

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	our ability to find, acquire or gain access to additional reserves and to develop our current reserves successfully;

•	global economic conditions;

•	uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves;

•	competition;

•	technical difficulties in the operation of our equipment and the provision of our services;

•	changes in, or failure to comply with, laws or regulations;

•	receipt of governmental approvals and licenses;

•	international and Brazilian political, economic and social developments;

•	natural disasters, accidents, military operations, acts of terrorism or sabotage, wars or embargoes;

•	the cost and availability of adequate insurance coverage; and

•	other factors discussed below under “Risk Factors.”
     For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in this prospectus supplement and in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.
     All forward-looking statements attributed to us or a person acting on our behalf are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We are incorporating by reference into this prospectus supplement the following documents that we have filed with the Securities and Exchange Commission (SEC):
PifCo
     (1) The combined Petrobras and PifCo Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on May 26, 2011.
     (2) The PifCo report on Form 6-K containing financial information for the nine-month period ended September 30, 2011, prepared in accordance with U.S. GAAP, furnished to the SEC on November 22, 2011.
     (3) Any future filings of PifCo on Form 20-F made with the SEC after the date of this prospectus supplement and prior to the completion of the offering of the securities offered by this prospectus supplement, and any future reports of PifCo on Form 6-K furnished to the SEC during that period that are identified in those forms as being incorporated into this prospectus supplement or the accompanying prospectus.
Petrobras
     (1) The combined Petrobras and PifCo Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on May 26, 2011.
     (2) Reports on Form 6-K/A and Form 6-K furnished by Petrobras to the SEC on the dates indicated below, concerning the financial condition and results of operations of Petrobras for the nine-month period ended September 30, 2011:
•	Report furnished on November 22, 2011, containing financial statements prepared in accordance with U.S. GAAP as of September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010.

•	Report furnished on November 22, 2011, containing our release concerning Petrobras’ earnings and financial condition for the nine months ended September 30, 2011.
     (3) Reports on Form 6-K, furnished to the SEC by Petrobras on the dates indicated below, concerning other recent developments in our business:
•	Report furnished on June 23, 2011, relating to the June 27, 2011 payment of dividends related to the 2011 fiscal year results in the amount of R$0.12 per common and R$0.12 per preferred shares.

•	Report furnished on July 25, 2011, relating to the approval by Petrobras’ board of directors of an advance payment of interest on capital for the 2011 fiscal year in the amount of R$2,609 million.

•	Report furnished on July 25, 2011, relating to Petrobras’ Business Plan for 2011-2015.

•	Report furnished on August 1, 2011, relating to the acquisition of Gas Brasiliano Distribuidora S.A. by Petrobras subsidiary Petrobras Gás S.A.

•
Report furnished on August 24, 2011, relating to the election of a new member to Petrobras’ board of directors and amendment of Petrobras’ by-laws as approved in the Extraordinary General Meeting held on August 23, 2011.

•
Report furnished on August 24, 2011, relating to the August 31, 2011 payment of interest on capital for the 2011 fiscal year in the amount of R$0.20 per common and R$0.20 per preferred share (R$0.40 per ADR).

•	Report furnished on September 20, 2011, relating to the operation of the Lula-Mexilhão Gas Pipeline, which connects the Lula field to the Mexilho platform.

•	Report furnished on October 4, 2011, relating to the resignation of Mr. Fabio Colletti Barbosa from Petrobras’ board of directors.

•	Report furnished on October 31, 2011, relating to the election of a new member to Petrobras’ board of directors.

•
Report furnished on October 31, 2011, relating to the November 30, 2011 payment of interest on capital for the 2011 fiscal year in the amount of R$0.20 per common and R$0.20 per preferred share (R$0.40 per ADR).

     (4) Any future filings of Petrobras on Form 20-F made with the SEC after the date of this prospectus supplement and prior to the completion of the offering of the securities offered by this prospectus supplement, and any future reports of Petrobras on Form 6-K furnished to the SEC during that period that are identified in those forms as being incorporated into this prospectus supplement or the accompanying prospectus.

WHERE YOU CAN FIND MORE INFORMATION
     Information that we file with or furnish to the SEC after the date of this prospectus supplement, and that is incorporated by reference herein, will automatically update and supersede the information in this prospectus supplement. You should review the SEC filings and reports that we incorporate by reference to determine if any of the statements in this prospectus supplement, the accompanying prospectus or in any documents previously incorporated by reference have been modified or superseded.
     Documents incorporated by reference in this prospectus supplement are available without charge. Each person to whom this prospectus supplement and the accompanying prospectus are delivered may obtain documents incorporated by reference herein by requesting them either in writing or orally, by telephone or by e-mail from us at the following address:
Investor Relations Department
Petróleo Brasileiro S.A.-Petrobras
Avenida República do Chile, 65 — 22nd Floor
20031-912 — Rio de Janeiro — RJ, Brazil
Telephone: (55-21) 3224-1510/3224-9947
Email: petroinvest@petrobras.com.br
     In addition, you may review copies of the materials we file with or furnish to the SEC without charge, and copies of all or any portion of such materials can be obtained at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. We also file materials with the SEC electronically. The SEC maintains an Internet site that contains materials that we file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

SUMMARY
     This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the notes. You should read carefully the entire prospectus supplement, the accompanying prospectus including “Risk Factors” and the documents incorporated by reference herein, which are described under “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”
     In this prospectus supplement, unless the context otherwise requires or as otherwise indicated, references to “Petrobras” mean Petróleo Brasileiro S.A.-Petrobras and its consolidated subsidiaries taken as a whole, and references to “PifCo” mean Petrobras International Finance Company, a wholly-owned subsidiary of Petrobras, and its consolidated subsidiaries taken as a whole. Terms such as “we”, “us” and “our” generally refer to both Petrobras and PifCo, unless the context requires otherwise or as otherwise indicated.
PifCo
     PifCo is a wholly-owned subsidiary of Petrobras, incorporated under the laws of the Cayman Islands in 1997. PifCo has in the past engaged in both commercial operations and in financing activities for Petrobras. However, PifCo has recently ceased its commercial operations altogether and has become a finance subsidiary functioning as a vehicle for Petrobras to raise funds for Petrobras through the issuance of debt securities in the international capital markets, among other means.
     As part of its transition into a finance subsidiary of Petrobras, on August 12, 2011, PifCo transferred to Petrobras International Braspetro B.V. – PIB B.V., also a subsidiary of Petrobras, two of its wholly-owned subsidiaries, Petrobras Europe Limited, or PEL, a United Kingdom company that acts as an agent and advisor in connection with Petrobras’ activities in Europe, the Middle East, the Far East and Africa and Petrobras Singapore Private Limited, or PSPL, a company incorporated in Singapore to trade crude oil and oil products in connection with our trading activities in Asia. In addition, on September 1, 2011, PifCo terminated the financing program carried out by its subsidiary Petrobras Finance Limited, or PFL, a Cayman Islands company that carries out a financing program supported by future sales of fuel oil. PifCo expects to continue its insurance-related activities through its wholly-owned subsidiary Bear Insurance Company, or BEAR, a Bermuda company that contracts insurance for Petrobras and its subsidiaries. Petrobras will continue to support PifCo’s debt obligations through unconditional and irrevocable guaranties of payment.
     PifCo’s principal executive office is located at Harbour Place, 103 South Church Street, 4th Floor P.O. Box 1034GT-BWI, George Town, Grand Cayman, Cayman Islands, and its telephone number is (55-21) 3487-2375.
Petrobras
     Petrobras is one of the world’s largest integrated oil and gas companies, engaging in a broad range of oil and gas activities. Petrobras is a sociedade de economia mista, organized and existing under the laws of Brazil. For the year ended December 31, 2010, and the nine-month period ended September 30, 2011, Petrobras had sales of U.S.$150.9 billion and U.S.$138.0 billion, net operating revenues of U.S.$120.1 billion and U.S.$109.8 billion and net income of U.S.$19.2 billion and U.S.$17.0 billion, respectively. Petrobras engages in a broad range of activities, which cover the following segments of its operations:
•
Exploration and Production. This is our principal business segment, and encompasses oil and natural gas exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to the Gas and Power segment and sales of oil products produced at natural gas processing plants. According to the National Petroleum, Natural Gas and Biofuels Agency, or ANP, we were responsible for approximately 90.6% of Brazil’s total production of oil and natural gas as of September 30, 2011.

•
Refining, Transportation and Marketing. This segment comprises Petrobras’ downstream activities in Brazil, including refining, logistics, transportation, export and purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which includes investments in domestic petrochemical companies. As of September 30, 2011, we operated 92% of Brazil’s total refining capacity, according to the ANP.

•
Gas and Power. This segment consists primarily of the purchase, sale and transportation and distribution of natural gas produced in or imported into Brazil. This segment also includes Petrobras’ participation in domestic natural gas transportation, natural gas distribution, thermoelectric power generation and two domestic fertilizer plants. The Gas and Power segment has included results from our fertilizer operations since January 1, 2010. In prior years, the results from our fertilizer operations were included in our Refining, Transportation and Marketing segment.

•
Distribution. This segment encompasses the oil product and ethanol distribution activities conducted by Petrobras’ majority owned subsidiary, Petrobras Distribuidora S.A. — BR (Petrobras Distribuidora), in Brazil. Petrobras Distribuidora is the largest oil products distributor in Brazil, with a market share of 38.8% and 39.1%, in 2010 and September 30, 2011, respectively, according to the ANP. As of September 30, 2011, Petrobras Distribuidora had approximately 7,435 service stations in Brazil.

•
International. This segment comprises Petrobras’ international activities conducted in 25 countries outside Brazil as of September 30, 2011, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

•
Corporate. This segment includes activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to Petrobras’ pension and health care plans for inactive participants. Our Corporate segment also includes our bio-renewables operations, including the results of our subsidiary Petrobras Biocombustível S.A.

     Petrobras’ principal executive office is located at Avenida República do Chile, 65 20031-912 - Rio de Janeiro RJ, Brazil, and its telephone number is (55-21) 3224-4477.

The Offering

Issuer	Petrobras International Finance Company, or “PifCo.”

The Notes	£700,000,000 aggregate principal amount of 6.250% Global Notes due 2026 , or the “notes.”

Issue Price	97.826% of the aggregate principal amount.

Closing Date	December 12, 2011.

Maturity Date	December 14, 2026.

Interest	The notes will bear interest from December 12, 2011, the date of original issuance of the notes, at the rate of 6.250% per annum, payable annually in arrears on each interest payment date.

Interest Payment Dates	December 14 of each year, commencing on December 14, 2012.

Currencies of Payment	All payments of principal of and interest on the notes, including any payments made upon any redemption of the notes, will be made in pounds sterling.

Denominations	PifCo will issue the notes only in denominations of £100,000 and integral multiples of £1,000 in excess thereof.

Trustee, Registrar and Paying Agent	The Bank of New York Mellon.

Principal Paying Agent	The Bank of New York Mellon, London Branch.

Luxembourg Paying Agent	The Bank of New York Mellon (Luxembourg) S.A.

Codes
(a) Common Code	071850200

(b) ISIN	XS0718502007

Use of Proceeds
PifCo intends to use the net proceeds from the sale of the notes for general corporate purposes and to finance Petrobras’ planned capital expenditure under its 2011-2015 Business Plan while maintaining an adequate capital structure and staying within Petrobras’ targeted financial leverage ratios in accordance with its 2011-2015 Business Plan. See “Use of Proceeds.”

Indenture
The notes offered hereby will be issued pursuant to an indenture between PifCo and The Bank of New York Mellon, a New York banking corporation, as trustee, dated as of December 15, 2006, as supplemented by the tenth supplemental indenture, dated as of the closing date, among PifCo, Petrobras, The Bank of New York Mellon, as trustee, The Bank of New York Mellon, London Branch, as principal paying agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent. When we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by the tenth supplemental indenture. See “Description of the Notes.”

Guaranty	The notes will be unconditionally guaranteed by Petrobras under the guaranty. See “Description of the Guaranty.”

Ranking	The notes constitute general senior unsecured and unsubordinated obligations of PifCo which will at all times rank pari passu among themselves and with all other senior unsecured obligations of PifCo that are not, by their terms, expressly subordinated in right of payment to the notes.

The obligations of Petrobras under the guaranty constitute general senior unsecured obligations of Petrobras which will at all times rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to Petrobras’ obligations under the guaranty.

Optional Redemption
PifCo may redeem the notes at any time in whole or in part by paying the greater of the principal amount of the notes and the “make-whole” amount, plus accrued interest, as described under “Description of the Notes—Optional Redemption.”

Early Redemption at PifCo’s Option Solely for Tax Reasons
The notes will be redeemable in whole at their principal amount, plus accrued and unpaid interest, if any, to the relevant date of redemption, at PifCo’s option at any time only in the event of certain changes affecting taxation. See “Description of the Notes — Optional Redemption-Redemption for Taxation Reasons.”

Covenants	The terms of the indenture will require PifCo, among other things, to:
(a) Pifco	•	pay all amounts owed by it under the indenture and the notes when such amounts are due;
•	maintain an office or agent in New York for the purpose of service of process and maintain a paying agent located in the United States;

•	ensure that the notes continue to be senior obligations of PifCo;

•	use proceeds from the issuance of the notes for specified purposes;

•	give notice to the trustee of any default or event of default under the indenture;

•	provide certain financial statements to the trustee;

•	take actions to maintain the trustee’s or the holders’ rights under the relevant transaction documents; and

•	replace the trustee upon any resignation or removal of the trustee.

In addition, the terms of the indenture will restrict the ability of PifCo and its subsidiaries, among other things, to:

•	undertake certain mergers, consolidations or similar transactions; and

•	create certain liens on its assets or pledge its assets.

PifCo’s covenants are subject to a number of important qualifications and exceptions. See “Description of the Notes—Covenants”

(b) Petrobras	The terms of the guaranty will require Petrobras, among other things, to:
•	pay all amounts owed by it in accordance with the terms of the guaranty and the indenture;

•	maintain an office or agent in New York for the purpose of service of process;

•	ensure that its obligations under the guaranty will continue to be senior obligations of Petrobras;

•	give notice to the trustee of any default or event of default under the indenture; and

•	provide certain financial statements to the trustee.

In addition, the terms of the guaranty will restrict the ability of Petrobras and its subsidiaries, among other things, to:

•	undertake certain mergers, consolidations or similar transactions; and

•	create certain liens on its assets or pledge its assets.

Petrobras’ covenants are subject to a number of important qualifications and exceptions. See “Description of the Guaranty—Covenants.”

Events of Default	The following events of default will be events of default with respect to the notes:
•	failure to pay principal on the notes within three calendar days of its due date;

•	failure to pay interest on the notes within 30 calendar days of any interest payment date;

•	breach by PifCo of a covenant or agreement in the indenture or by Petrobras of a covenant or agreement in the guaranty if not remedied within 60 calendar days;

•	acceleration of a payment on the indebtedness of PifCo, Petrobras or any material subsidiary that equals or exceeds U.S.$150 million;

•	a final judgment against PifCo, Petrobras or any material subsidiary that equals or exceeds U.S.$150 million;

•	certain events of bankruptcy, liquidation or insolvency of PifCo, Petrobras or any material subsidiary;

•	certain events relating to the unenforceability of the notes, the indenture or the guaranty of the notes against PifCo or Petrobras; and

•	Petrobras ceasing to own at least 51% of PifCo’s outstanding voting shares.

The events of default are subject to a number of important qualifications and limitations. See “Description of the Notes—Events of Default.”

Further Issuances
PifCo reserves the right, from time to time, without the consent of the holders of the notes, to issue additional notes on terms and conditions identical to those of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes offered hereby. PifCo may also issue other securities under the indenture which have different terms and conditions from the notes. See “Description of the Notes.”

Modification of Notes, Indenture and Guaranty
The terms of the indenture may be modified by PifCo and the trustee, and the terms of the guaranty may be modified by Petrobras and the trustee, in some cases without the consent of the holders of the notes. See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.

Clearance and Settlement
The notes will be issued as global notes registered in the name of a common depositary for Euroclear System and Clearstream Banking, société anonyme, for the accounts of its direct and indirect participants. Beneficial interests in notes held in book-entry form will not be entitled to receive physical delivery of certificated notes except in certain limited circumstances. For a description of certain factors relating to clearance and settlement, see “Clearance and Settlement.”

Withholding Taxes; Additional Amounts
Any and all payments of principal, premium, if any, and interest in respect of the notes will be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments, levies, imposts or charges whatsoever imposed, levied, collected, withheld or assessed by Brazil, the jurisdiction of PifCo’s incorporation or any other jurisdiction in which PifCo appoints a paying agent under the indenture, or any political subdivision or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If PifCo is required by law to make such withholding or deduction, it will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. In the event Petrobras is obligated to make payments to the holders under the guaranty, Petrobras will pay such additional amounts as are necessary to ensure that the holders receive the same amount as they would have received without such withholding or deduction, subject to certain exceptions. See “Description of the Notes—Covenants—Additional Amounts.”

Governing Law	The indenture, the notes, and the guaranty will be governed by, and construed in accordance with, the laws of the State of New York.

Listing	PifCo has applied to list the notes on the official list of the Luxembourg Stock Exchange and have them admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.

Risk Factors
You should carefully consider the risk factors discussed beginning on page S-14 and the other information included or incorporated by reference in this prospectus supplement, before purchasing any notes.

RECENT DEVELOPMENTS
     For a discussion of our results of operations for the nine months ended September 30, 2011 and recent material developments, see our report on Form 6-K furnished to the U.S. Securities and Exchange Commission on November 22, 2011, which is incorporated by reference in this prospectus supplement and other reports on Form 6-K listed under “Incorporation of Certain Documents by Reference”. For a discussion of Petrobras’ results of operations for the nine months ended September 30, 2011 and recent material developments, see Petrobras’ reports on Form 6-K, furnished to the U.S. Securities and Exchange Commission on November 22, 2011, which are incorporated by reference in this prospectus supplement and other reports on Form 6-K listed under “Incorporation of Certain Documents by Reference”.

RISK FACTORS
     Our annual report on Form 20-F for the year ended December 31, 2010, which is incorporated by reference herein, includes extensive risk factors relating to our business and to Brazil. You should carefully consider those risks and the risks described below, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.
Risks Relating to PifCo’s Debt Securities
The market for the notes may not be liquid.
     The notes are an issuance of new securities with no established trading market. We have applied to list the notes on the official list of the Luxembourg Stock Exchange and have them admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange. We can make no assurance as to the liquidity of or trading markets for the notes offered by this prospectus supplement. We cannot guarantee that holders will be able to sell their notes in the future. If a market for the notes does not develop, holders may not be able to resell the notes for an extended period of time, if at all.
Restrictions on the movement of capital out of Brazil may impair your ability to receive payments on the guaranty and restrict Petrobras’ ability to make payments to PifCo in pounds sterling.
     The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the Brazilian government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.
     The Brazilian government imposed remittance restrictions for approximately six months in 1990. The Brazilian government could decide to take similar measures in the future. Similar restrictions, if imposed, could impair or prevent the conversion of payments under the guaranty from reais into pounds sterling, and the remittance of pounds sterling abroad. In the case that the PifCo noteholders receive payments in reais corresponding to the equivalent pounds sterling amounts due under PifCo’s notes, it may not be possible to convert these amounts into pounds sterling. These restrictions, if imposed, could also prevent Petrobras from making funds available to PifCo in pounds sterling abroad, in which case PifCo may not have sufficient pounds sterling funds available to make payment on its debt obligations.
     In addition, payments by Petrobras under the guaranty in connection with PifCo’s notes do not currently require approval by or registration with the Central Bank of Brazil. The Central Bank of Brazil may nonetheless impose prior approval requirements on the remittance of pounds sterling abroad, which could cause delays in such payments.
Petrobras would be required to pay judgments of Brazilian courts enforcing its obligations under the guaranty only in reais.
     If proceedings were brought in Brazil seeking to enforce Petrobras’ obligations in respect of the guaranty, Petrobras would be required to discharge its obligations only in reais. Under Brazilian exchange control regulations, an obligation to pay amounts denominated in a currency other than reais, which is payable in Brazil pursuant to a decision of a Brazilian court, may be satisfied in reais at the rate of exchange, as determined by the Central Bank of Brazil, in effect on the date of payment.

A finding that Petrobras is subject to U.S. bankruptcy laws and that the guaranty executed by it was a fraudulent conveyance could result in the relevant PifCo holders losing their legal claim against Petrobras.
     PifCo’s obligation to make payments on the notes is guaranteed by Petrobras. Petrobras has been advised by its external U.S. counsel that the guaranty is valid and enforceable in accordance with the laws of the State of New York.
     In addition, Petrobras has been advised by its general counsel that the laws of Brazil do not prevent the guaranty from being valid, binding and enforceable against Petrobras in accordance with their terms. In the event that U.S. federal fraudulent conveyance or similar laws are applied to a guaranty, and Petrobras, at the time it issued the guaranty:
•	was or is insolvent or rendered insolvent by reason of its entry into the guaranty;

•	was or is engaged in business or transactions for which the assets remaining with it constituted unreasonably small capital; or

•	intended to incur or incurred, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature; and

•	in each case, intended to receive or received less than reasonably equivalent value or fair consideration therefor, then Petrobras’ obligations under the guaranty could be avoided, or claims with respect to the guaranty could be subordinated to the claims of other creditors. Among other things, a legal challenge to the guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by Petrobras as a result of PifCo’s issuance of the notes supported by such guaranty. To the extent that the guaranty is held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the PifCo notes supported by the guaranty would not have a claim against Petrobras under the guaranty and will solely have a claim against PifCo. Petrobras cannot assure you that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the PifCo holders relating to any avoided portion of the guaranty.
Holders in some jurisdictions may not receive payment of gross-up amounts for withholding in compliance with the EU Directive on taxation of savings income.
     Austria and Luxembourg have opted out of certain provisions of an EU Directive regarding taxation of savings income and are instead, during a transitional period, applying a withholding tax on payments of interest, at a rate of up to 35%. Neither we nor the paying agent (nor any other person) would be required to pay additional amounts in respect of the notes as a result of the imposition of withholding tax by any member state of the European Union or another country or territory which has opted for a withholding system. For more information, see “Description of the Notes—Additional Amounts” in the accompanying prospectus and under “Taxation—European Union Savings Directive.” An investor should consult a tax adviser to determine the tax consequences of holding the notes for such investor.
A holder of a principal amount of notes of less than £100,000 will be unable to transfer such stub amount.
     The notes are issued and may be transferred only in principal amounts of £100,000 and integral multiples of £1,000 in excess thereof. As a result, it is possible that the notes may be traded in amounts in excess of £100,000 that are not integral multiples of £100,000 and a holder may hold a principal amount of notes of less than the minimum £100,000. The holder of a stub amount of notes of less than £100,000 will be unable to transfer such stub amount so long as the notes are held in Euroclear or Clearstream and may not receive a definitive note in respect of such holding should notes be issued in certificated form.

USE OF PROCEEDS
     The net proceeds from the sale of the notes, after payment of underwriting discounts and estimated transaction expenses, are expected to be approximately £682,013,346. PifCo intends to use the net proceeds from the sale of the notes for general corporate purposes and to finance Petrobras’ planned capital expenditure under its 2011-2015 Business Plan while maintaining an adequate capital structure and staying within Petrobras’ targeted financial leverage ratios in accordance with its 2011-2015 Business Plan.

SELECTED FINANCIAL AND OPERATING INFORMATION
     This prospectus supplement incorporates by reference the audited consolidated financial statements of PifCo and Petrobras as of and for the years ended December 31, 2010, 2009 and 2008. PifCo’s and Petrobras’ audited consolidated financial statements have been prepared in accordance with U.S. GAAP.
     This prospectus supplement incorporates by reference the unaudited consolidated financial statements of PifCo and Petrobras as of and for the nine-month period ended September 30, 2011 and September 30, 2010 prepared in accordance with U.S. GAAP.
PifCo
     The selected financial and operating information presented in the tables below have been derived from our audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the years ended December 31, 2010, 2009 and 2008. The data at September 30, 2011 and 2010 and for the nine months ended September 30, 2011 and 2010 have been derived from our unaudited interim financial statements, incorporated by reference into this prospectus supplement, which in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the operating results to be expected for the entire year. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, PifCo’s audited and unaudited consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.
Balance Sheet Data

	As of December 31,			As of September 30,
	2010	2009	2008	2011	2010
	(U.S.$ million)
Assets:
Total current assets	14,438	22,986	30,383	12,985	14,986
Property and equipment, net	1	2	2	—	1
Total other assets	3,543	3,377	2,918	8,230	3,687

Total assets	17,982	26,365	33,303	21,215	18,674

Liabilities and stockholder’s deficit:
Total current liabilities	5,893	13,175	28,012	4,301	6,552
Total long-term liabilities(1)	—	—	—	—	—
Long-term debt(2)	12,431	13,269	5,884	17,588	12,472

Total liabilities	18,324	26,444	33,896	21,889	19,024

Total stockholder’s deficit	(342)	(79)	(593)	(674)	(350)

Total liabilities and stockholder’s deficit	17,982	26,365	33,303	21,215	18,674

(1)	Excludes long-term debt.
(2)	Excludes current portion of long-term debt.
Income Statement Data

				For the Nine Months Ended
	For the Year Ended December 31,			September 30,
	2010	2009	2008	2011	2010
	(U.S.$ million)
Net operating revenue	34,759	28,850	42,443	—	—
Operating income (loss)	(1)	578	(927)	—	—
Financial, net	(258)	(93)	155	(442)	(575)
Net (loss)/income for the year	(262)	487	(772)	(320)	(256)

Petrobras
     The selected financial and operating information presented in the tables below have been derived from Petrobras’ audited consolidated financial statements, which were audited by KPMG Auditores Independentes for the years ended December 31, 2010, 2009 and 2008. The data at September 30, 2011 and 2010 and for the nine months ended September 30, 2011 and 2010 have been derived from Petrobras’ unaudited interim financial statements, incorporated by reference into this prospectus supplement, which in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the operating results to be expected for the entire year. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, Petrobras’ audited and unaudited consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement.
Balance Sheet Data

	As of December 31,			As of September 30,
	2010	2009	2008	2011	2010
	(U.S.$ million)
Assets:
Total current assets	63,863	42,644	26,758	64,799	65,972
Property, plant and equipment, net	218,567	136,167	84,719	220,306	206,278
Investments in non-consolidated companies and other investments	6,312	4,350	3,198	5,266	5,951
Total non-current assets	19,941	17,109	11,020	18,585	19,935

Total assets	308,683	200,270	125,695	308,956	298,136

Liabilities and shareholders’ equity:
Total current liabilities	33,552	30,965	24,756	35,831	37,481
Total long-term liabilities(1)	31,263	24,844	17,731	30,133	29,710
Long-term debt(2)	60,471	49,041	20,640	67,528	54,131

Total liabilities	125,286	104,850	63,127	133,492	121,322

Shareholders’ equity
Shares authorized and issued:
Preferred share	45,840	15,106	15,106	45,846	44,514
Common share	63,906	21,088	21,088	63,914	62,141
Capital reserve and other comprehensive income	71,748	57,864	25,715	64,404	67,925

Petrobras’ shareholders’ equity	181,494	94,058	61,909	174,164	174,580

Non-controlling interest	1,903	1,362	659	1,300	2,234

Total equity	183,397	95,420	62,568	175,464	176,814

Total liabilities and shareholders’ equity	308,683	200,270	125,695	308,956	298,136

(1)	Excludes long-term debt.
(2)	Excludes current portion of long-term debt.
Income Statement Data

				For the Nine Months Ended
	For the Year Ended December 31,			September 30,
	2010	2009	2008	2011	2010
	(U.S.$ million, except for share and per share data, which are expressed in U.S.$)
Net operating revenues	120,052	91,869	118,257	109,795	88,064
Operating income(1)	24,158	21,869	25,294	21,874	18,250
Net income for the year attributable to Petrobras(2)	19,184	15,504	18,879	17,031	13,288
Weighted average number of shares outstanding:(3)
Common	5,683,061,430	5,073,347,344	5,073,347,344	7,442,454,142	5,090,152,531
Preferred	4,189,764,635	3,700,729,396	3,700,729,396	5,602,042,788	3,713,832,071
Operating income per:(1)(3)
Common and Preferred Shares	2.45	2.49	2.88	1.68	2.07
Common and Preferred ADSs(4)	4.90	4.98	5.76	3.36	4.14
Basic and diluted earnings per:(2)(3)
Common and Preferred Shares	1.94	1.77	2.15	1.31	1.51
Common and Preferred ADSs(4)	3.88	3.54	4.30	2.62	3.02
Cash dividends per:(3)(5)
Common and Preferred shares	0.69	0.59	0.47	0.36	0.34
Common and Preferred ADSs(4)	1.38	1.18	0.94	0.72	0.68

(1)
Beginning in 2008, we have accounted for employee benefit expenses for non-active participants as part of operating expenses rather than non-operating expenses. This reclassification had no effect on our consolidated net income, other than disclosure of our consolidated statements of income. Operating income amounts for all periods give effect to this reclassification.

(2)	Our net income represents our income from continuing operations.
(3)	We carried out a two-for-one stock split on April 25, 2008. Share and per share amounts for all periods give effect to the stock split.
(4)
We carried out a four-for-one reverse stock split in July 2007 that changed the ratio of underlying shares to ADSs from four shares for each ADS to two shares for each ADS. Per share amounts for all periods give effect to the stock split.

(5)	Represents dividends paid during the year.

CAPITALIZATION
PifCo
     The following table sets out the consolidated debt and capitalization of PifCo under U.S. GAAP at September 30, 2011, excluding accrued interest, and as adjusted to give effect to the issue of the notes offered hereby.

	As of September 30, 2011
		As Adjusted for
	Actual(1)	this Offering(2)
	(Unaudited)
	(U.S.$ thousand)
Short-term debt:
Short-term financing	1,979,271	1,979,271
Current portion of long-term debt	691,638	691,638

Total	2,670,909	2,670,909

Long-term debt:
Total long-term debt (less current portion)	17,588,690	18,663,181
Stockholder’s deficit:
Capital stock(3)	300,050	300,050
Additional paid in capital	266,394	266,394
Accumulated deficit	(1,214,230)	(1,214,230)
Other comprehensive income (loss)	(26,684)	(26,684)

Total stockholder’s deficit	(674,470)	(674,470)

Total capitalization	19,585,129	20,659,620

(1)
As part of PifCo’s transition into a finance subsidiary of Petrobras, on August 12, 2011, PifCo transferred to Petrobras International Braspetro B.V., also a subsidiary of Petrobras, two of its wholly-owned subsidiaries, Petrobras Europe Limited and Petrobras Singapore Private Limited. In addition, on September 1, 2011, PifCo terminated the financing program carried out by its subsidiary Petrobras Finance Limited. See “Summary—PifCo.”

(2)
Amounts in pounds sterling were converted into U.S. dollars based on an exchange rate of U.S.$1.5691 to £1.00, which was the exchange rate in effect as of December 5, 2011 based on the exchange rate as reported by the Central Bank of Brazil on December 5, 2011.

(3)	Comprising 300,050,000 shares of common stock, par value U.S.$1.00, which have been authorized and issued.

Petrobras
     The following table sets out the consolidated debt and capitalization of Petrobras under U.S. GAAP at September 30, 2011, excluding accrued interest, and as adjusted to give effect to the issue of the notes offered hereby.

	As of September 30, 2011
		As Adjusted for
	Actual	this Offering(1)
	(Unaudited)
	(U.S.$ million)
Short-Term Debt:
Short-term debt	10,257	10,257
Current portion of capital lease obligations	76	76

Total	10,333	10,333

Long-term debt:
Foreign currency denominated	37,924	38,999
Local currency denominated	29,604	29,604

Total long-term debt	67,528	68,603

Capital lease obligations (less current portion).	85	85
Non-controlling interest	1,300	1,300
Petrobras’ shareholders’ equity(2)	174,164	174,164

Total capitalization	253,410	254,485

(1)
Amounts in pounds sterling were converted into U.S. dollars based on an exchange rate of U.S.$1.5691 to £1.00, which was the exchange rate in effect as of December 5, 2011 based on the exchange rate as reported by the Central Bank of Brazil on December 5, 2011.

(2)
Comprising (a) 7,442,454,142 shares of common stock and (b) 5,602,042,788 shares of preferred stock, in each case with no par value and in each case which have been authorized and issued. These figures include the common shares (including common shares in the form of American Depositary Shares (ADSs)) and preferred shares (including preferred shares in the form of ADSs) issued by Petrobras on September 29, 2010 in connection with Petrobras’ global public offering.

DESCRIPTION OF THE NOTES
     The following description of the terms of the notes supplements and modifies the description of the general terms and provisions of debt securities and the indenture set forth in the accompanying prospectus, which you should read in conjunction with this prospectus supplement. In addition, we urge you to read the indenture and the tenth supplemental indenture because they will define your rights as holders of the notes. If the description of the terms of the notes in this prospectus supplement differs in any way from that in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. You may obtain copies of the indenture and the tenth supplemental indenture upon written request to the trustee or with the SEC at the addresses set forth under “Where You Can Find More Information.”
The Tenth Supplemental Indenture
     PifCo will issue the notes under an indenture dated as of December 15, 2006 between PifCo and The Bank of New York Mellon, a New York banking corporation, as trustee, as supplemented by the tenth supplemental indenture, dated as of the closing date, among PifCo, Petrobras, and The Bank of New York Mellon, as trustee, The Bank of New York Mellon, London Branch, as principal paying agent, and The Bank of New York (Luxembourg) S.A., as Luxembourg paying agent, which provide the specific terms of the notes offered by this prospectus supplement, including granting holders rights against Petrobras under the guaranty. Whenever we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by the tenth supplemental indenture.
General
The Notes
     The notes will be general, senior, unsecured and unsubordinated obligations of PifCo having the following basic terms:
     The title of the notes will be the 6.250% Global Notes due 2026;
     The notes will:
•	be issued in an aggregate principal amount of £700,000,000;

•	mature on December 14, 2026;
•
bear interest at a rate of 6.250% per annum from December 12, 2011, the date of issuance of the notes, until maturity or early redemption and until all required amounts due in respect of the notes have been paid;

•	be issued in global registered form without interest coupons attached;

•	be issued and may be transferred only in principal amounts of £100,000 and in integral multiples of £1,000 in excess thereof; and

•	be unconditionally guaranteed by Petrobras pursuant to a guaranty described below under “Guaranty.”
•	All payments of principal and interest on the notes will be paid in pounds sterling;

•
Interest on the notes will be paid annually on December 14 of each year (each of which we refer to as an “interest payment date”), commencing on December 14, 2012 and the regular record date in the International Central Securities Depositories (“ICSDs”) for any interest payment date will be the business day preceding that date;

•
PifCo will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. PifCo will compute interest on the notes on the basis of a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed; and

•
In the case of amounts not paid by PifCo under the indenture and the notes (or Petrobras under the guaranty for the notes), interest will continue to accrue on such amounts at a default rate equal to 0.5% in excess of the interest rate on the notes, from and including the date when such amounts were due and owing and through and excluding the date of payment of such amounts by PifCo or Petrobras.

     Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PifCo’s obligations under the notes and Petrobras’ obligations under the guaranty for the notes.
Guaranty
     Petrobras will unconditionally and irrevocably guarantee the full and punctual payment when due, whether at the maturity date of the notes, or earlier or later by acceleration or otherwise, of all of PifCo’s obligations now or hereafter existing under the indenture and the notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses or otherwise. The guaranty will be unsecured and will rank equally with all of Petrobras’ other existing and future unsecured and unsubordinated debt including guaranties previously issued by Petrobras in connection with prior issuances of indebtedness. See “Description of the Guaranty.”
Depositary with Respect to Global Notes
     The notes will be issued as global notes registered in the name of a common depositary for Clearstream, Luxembourg and Euroclear. For further information in this regard, see “Clearance and Settlement.”
Events of Default
     The following events will be events of default with respect to the notes:
•
PifCo does not pay the principal on the notes within three calendar days of its due date and the trustee has not received such amounts from Petrobras under the guaranty by the end of that three-day period.

•
PifCo does not pay interest or other amounts, including any additional amounts, on the notes within 30 calendar days of their due date and the trustee has not received such amounts from Petrobras under the guaranty by the end of that thirty-day period.

•
PifCo or Petrobras remains in breach of any covenant or any other term of the indenture or guaranty for 60 calendar days (inclusive of any cure period contained in any such covenant or other term for compliance thereunder) after receiving a notice of default stating that it is in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of the notes.

•
The maturity of any indebtedness of PifCo or Petrobras or a material subsidiary in a total aggregate principal amount of U.S.$150,000,000 (or its equivalent in another currency), or more is accelerated in accordance with the terms of that indebtedness, it being understood that prepayment or redemption by us or the material subsidiary of any indebtedness is not acceleration for this purpose.

•
One or more final and non-appealable judgments or final decrees is entered against PifCo, Petrobras or a material subsidiary involving in the aggregate a liability (not paid or fully covered by insurance) of U.S.$150,000,000 (or its equivalent in another currency) or more, and all such judgments or decrees have not been vacated, discharged or stayed within 120 calendar days after rendering of that judgment.

•
PifCo, Petrobras or any material subsidiary stop paying or admits that it is generally unable to pay its debts as they become due, is adjudicated or found bankrupt or insolvent or is ordered by a court or passes a resolution to dissolve.

•
PifCo, Petrobras or any material subsidiary commences voluntarily proceedings under any applicable liquidation, insolvency, composition, reorganization or any other similar laws, or files an application for the appointment of an administrator, receiver or other similar official in relation to PifCo, Petrobras or any material subsidiary, or any events occur or action is taken that has effects similar to those events or actions described in this paragraph.

•
PifCo, Petrobras or any material subsidiary enters into any composition or other similar arrangement with its creditors, or proceedings are initiated against PifCo, Petrobras or any material subsidiary under applicable bankruptcy, insolvency or intervention law or law with similar effect and is not discharged or removed within 90 calendar days, or an administrator, receiver or similar official is appointed in relation to, or a distress, execution, attachment, sequestration or other process is levied, enforced upon, sued out or put in force against, the whole or a substantial part of the undertakings or assets of PifCo, Petrobras or any material subsidiary and is not discharged or removed within 90 calendar days, or any events occur or action is taken that has effects similar to those events or actions described in this paragraph.

•
The notes, the indenture, the guaranty, or any part of those documents, ceases to be in full force and effect or binding and enforceable against PifCo or Petrobras, or it becomes unlawful for PifCo or Petrobras to perform any material obligation under any of the foregoing documents to which it is a party.

•	PifCo or Petrobras contests the enforceability of the notes, the indenture or the guaranty, or denies that it has liability under any of the foregoing documents to which it is a party.

•	Petrobras fails to retain at least 51% direct or indirect ownership of the outstanding voting and economic interests (equity or otherwise) of and in PifCo.
     For purposes of the events of default:
•
“indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under generally accepted accounting principles in the United States, would be a capital lease obligation); and

•
“material subsidiary” means a subsidiary of PifCo or Petrobras which on any given date of determination accounts for more than 10% of Petrobras’ total consolidated assets (as set forth on Petrobras’ most recent balance sheet prepared in accordance with U.S. GAAP or IFRS).

Covenants
     PifCo will be subject to the following covenants with respect to the notes:
Payment of Principal and Interest
     PifCo will duly and punctually pay the principal of and any premium and interest and other amounts (including any additional amounts in the event withholding and other taxes are imposed in Brazil or the jurisdiction of incorporation of PifCo) on the notes in accordance with the notes and the indenture.
Maintenance of Corporate Existence
     PifCo will maintain its corporate existence and take all reasonable actions to maintain all rights, privileges and the like necessary or desirable in the normal conduct of business, activities or operations, unless PifCo’s board of directors determines that preserving PifCo’s corporate existence is no longer desirable in the conduct of PifCo’s business and is not disadvantageous in any material respect to holders.

Maintenance of Office or Agency
     So long as notes are outstanding, PifCo will maintain in the Borough of Manhattan, the City of New York, an office or agency where notices to and demands upon it in respect of the indenture and the notes may be served.
     Initially, this office will be located at 570 Lexington Avenue, New York, New York 10022-6837. PifCo will not change the designation of the office without prior written notice to the trustee and designating a replacement office in the same general location.
Ranking
     PifCo will ensure that the notes will at all times constitute its general senior, unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all of its other present and future unsecured and unsubordinated obligations (other than obligations preferred by statute or by operation of law).
Use of Proceeds
     PifCo intends to use the net proceeds from the sale of the notes for general corporate purposes and to finance Petrobras’ planned capital expenditure under its 2011-2015 Business Plan while maintaining an adequate capital structure and staying within Petrobras’ targeted financial leverage ratios in accordance with its 2011-2015 Business Plan.
Statement by Officers as to Default and Notices of Events of Default
     PifCo will deliver to the trustee, within 90 calendar days after the end of its fiscal year, an officer’s certificate, stating whether or not to the best knowledge of its signers PifCo is in default on any of the terms, provisions and conditions of the indenture or the notes (without regard to any period of grace or requirement of notice provided under the indenture) and, if PifCo (or any obligor) are in default, specifying all the defaults and their nature and status of which the signers may have knowledge. Within 30 calendar days (or promptly with respect to certain events of default relating to PifCo’s insolvency and in any event no later than 30 calendar days) after PifCo becomes aware or should reasonably become aware of the occurrence of any default or event of default under the indenture or the notes, it will notify the trustee in writing of the occurrence of such default or event of default.
Provision of Financial Statements and Reports
     In the event that PifCo files any financial statements or reports with the SEC or publishes or otherwise makes such statements or reports publicly available in Brazil, the United States or elsewhere, PifCo will furnish a copy of the statements or reports to the trustee within 15 calendar days of the date of filing or the date the information is published or otherwise made publicly available.
     PifCo will provide, together with each of the financial statements delivered as described in the preceding paragraph, an officer’s certificate stating (i) that a review of PifCo’s activities has been made during the period covered by such financial statements with a view to determining whether PifCo has kept, observed, performed and fulfilled its covenants and agreements under this indenture; and (ii) that no event of default, or event which with the giving of notice or passage of time or both would become an event of default, has occurred during that period or, if one or more have actually occurred, specifying all those events and what actions have been taken and will be taken with respect to that event of default or other event.
     Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those will not constitute constructive notice of any information contained therein or determinable from information contained therein, including PifCo’s compliance with any of its covenants under the indenture (as to which the trustee is entitled to rely exclusively on officer’s certificates).
Appointment to Fill a Vacancy in Office of Trustee
     PifCo, whenever necessary to avoid or fill a vacancy in the office of trustee, will appoint a successor trustee in the manner provided in the indenture so that there will at all times be a trustee with respect to the notes.

Payments and Paying Agents
     PifCo will, prior to 12:00 p.m., London time, on the business day preceding any payment date of the principal of or interest on the notes or other amounts (including additional amounts), deposit with the trustee a sum sufficient to pay such principal, interest or other amounts (including additional amounts) so becoming due.
     If any payment is due on the notes on a day that is not a business day, PifCo will make the payment on the day that is the next business day, as defined herein. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.
     Business day means any day on which banking and trust institutions in London are not authorized generally or obligated by law, regulation or executive to close. With respect to notes in certificated form, the reference to business day will also mean a day on which banking institutions generally are open for business in the location of each office of a transfer agent, but only with respect to a payment or other action to occur at that office.
Additional Amounts
     Except as provided below, PifCo or Petrobras, as applicable, will make all payments of amounts due under the notes and the indenture and each other document entered into in connection with the notes and the indenture without withholding or deducting any present or future taxes, levies, deductions or other governmental charges of any nature imposed by Brazil, the jurisdiction of PifCo’s incorporation or any jurisdiction in which PifCo appoints a paying agent under the indenture, or any political subdivision of such jurisdictions (the “taxing jurisdictions”). If PifCo or Petrobras, as applicable, is required by law to withhold or deduct any taxes, levies, deductions or other governmental charges, PifCo or Petrobras, as applicable, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay the holders any additional amounts necessary to ensure that they receive the same amount as they would have received without such withholding or deduction. For the avoidance of doubt, the foregoing obligations shall extend to payments under the guaranty.
     All references to principal, premium, if any, and interest in respect of the notes will be deemed to refer to any additional amounts which may be payable as set forth in the indenture or in the notes.
     PifCo or Petrobras, as applicable, will not, however, pay any additional amounts in connection with any tax, levy, deduction or other governmental charge that is imposed due to any of the following (“excluded additional amounts”):
•
the holder has a connection with the taxing jurisdiction other than merely holding the notes, receiving principal or interest payments on the notes, or enforcing any rights with respect to the notes (such as citizenship, nationality, residence, domicile, or existence of a business, a permanent establishment, a dependent agent, a place of business or a place of management, present or deemed present within the taxing jurisdiction);

•	any tax imposed on, or measured by, net income;

•
the holder fails to comply with any certification, identification or other reporting requirements concerning its nationality, residence, identity or connection with the taxing jurisdiction, if (x) such compliance is required by applicable law, regulation, administrative practice or treaty as a precondition to exemption from all or a part of the tax, levy, deduction or other governmental charge, (y) the holder is able to comply with such requirements without undue hardship and (z) at least 30 calendar days prior to the first payment date with respect to which such requirements under the applicable law, regulation, administrative practice or treaty will apply, PifCo or Petrobras, as applicable, has notified all holders or the trustee that they will be required to comply with such requirements;

•
the holder fails to present (where presentation is required) its notes within 30 calendar days after PifCo has made available to the holder a payment under the notes and the indenture, provided that PifCo or Petrobras, as applicable, will pay additional amounts which a holder would have been entitled to had the notes owned by such holder been presented on any day (including the last day) within such 30 calendar day period;

•	any estate, inheritance, gift, value added, use or sales taxes or any similar taxes, assessments or other governmental charges;

•
where such taxes, levies, deductions or other governmental charges are imposed on a payment on the notes to, or for, an individual and are required to be made pursuant to Council Directive 2003/48/EC or other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000, on the taxation of savings income, or any law implementing or complying with, or introduced in order to conform to, such directive;

•
where the holder could have avoided such taxes, levies, deductions or other governmental charges by requesting that a payment on the notes be made by, or presenting the relevant notes for payment to, another paying agent of PifCo located in a member state of the European Union; or

•	where the holder would have been able to avoid the tax, levy, deduction or other governmental charge by taking reasonable measures available to such holder.
     PifCo shall promptly pay when due any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any taxing jurisdiction from any payment under the notes or under any other document or instrument referred in the indenture or from the execution, delivery, enforcement or registration of the notes or any other document or instrument referred to in the indenture. PifCo shall indemnify and make whole the holders for any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies payable by PifCo as provided in this paragraph paid by such holder. PifCo shall maintain a paying agent hereunder in a member state of the European Union that will not be obliged to withhold or deduct tax pursuant to the European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN council meeting of November 26-27, 2000, or any law implementing or complying with, or introduced in order to conform to, such Directive.
     Holders in some jurisdictions may not receive payment of gross-up amounts for withholding in compliance with the EU Directive on taxation of savings income. See “Risk Factors—Holders in some jurisdictions may not receive payment of gross-up amounts for withholding in compliance with the EU Directive on taxation of savings income.”
Negative Pledge
     So long as any note remains outstanding, PifCo will not create or permit any lien, other than a PifCo permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless PifCo contemporaneously creates or permits such lien to secure equally and ratably its obligations under the notes and the indenture or PifCo provides such other security for the notes as is duly approved by a resolution of the holders of the notes in accordance with the indenture. In addition, PifCo will not allow any of its material subsidiaries to create or permit any lien, other than a PifCo permitted lien, on any of its assets to secure (i) any of its indebtedness, (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless it contemporaneously creates or permits the lien to secure equally and ratably its obligations under the notes and the indenture or PifCo provides such other security for such notes as is duly approved by a resolution of the holders of the notes in accordance with the indenture. This covenant is subject to a number of important exceptions, including an exception that permits PifCo to grant liens in respect of indebtedness the principal amount of which, in the aggregate, together with all other liens not otherwise described in a specific exception, does not exceed 15% of PifCo’s consolidated total assets (as determined in accordance with U.S. GAAP or IFRS) at any time as at which PifCo’s balance sheet is prepared and published in accordance with applicable law.

Limitation on Consolidation, Merger, Sale or Conveyance
     PifCo will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of PifCo) to merge with or into it unless:
•
either PifCo is the continuing entity or the person (the “successor company”) formed by the consolidation or into which PifCo is merged or that acquired or leased the property or assets of PifCo will assume (jointly and severally with PifCo unless PifCo will have ceased to exist as a result of that merger, consolidation or amalgamation), by a supplemental indenture (the form and substance of which will be previously approved by the trustee), all of PifCo’s obligations under the indenture and the notes;

•
the successor company (jointly and severally with PifCo unless PifCo will have ceased to exist as part of the merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on the holder solely as a consequence of the consolidation, merger, conveyance, transfer or lease with respect to the payment of principal of, or interest, the notes;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing;

•
PifCo has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the transaction, and the supplemental indenture relating to the transaction, comply with the terms of the indenture dated as of December 15, 2006, and that all conditions precedent provided for in the indenture and relating to the transaction have been complied with; and

•	PifCo has delivered notice of any such transaction to the trustee.
     Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the notes will have occurred and be continuing at the time of the proposed transaction or would result from the transaction:
•
PifCo may merge, amalgamate or consolidate with or into, or convey, transfer, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of PifCo or Petrobras in cases when PifCo is the surviving entity in the transaction and the transaction would not have a material adverse effect on PifCo and its subsidiaries taken as a whole, it being understood that if PifCo is not the surviving entity, PifCo will be required to comply with the requirements set forth in the previous paragraph; or

•
any direct or indirect subsidiary of PifCo may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any person (other than PifCo or any of its subsidiaries or affiliates) in cases when the transaction would not have a material adverse effect on PifCo and its subsidiaries taken as a whole; or

•
any direct or indirect subsidiary of PifCo may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of PifCo or Petrobras; or

•
any direct or indirect subsidiary of PifCo may liquidate or dissolve if PifCo determines in good faith that the liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on PifCo and its subsidiaries taken as a whole and if the liquidation or dissolution is part of a corporate reorganization of PifCo or Petrobras.

     PifCo may omit to comply with any term, provision or condition set forth in certain covenants applicable to the notes or any term, provision or condition of the indenture, if before the time for the compliance the holders of at least a majority in principal amount of the outstanding notes waive the compliance, but no waiver can operate except to the extent expressly waived, and, until a waiver becomes effective, PifCo’s obligations and the duties of the trustee in respect of any such term, provision or condition will remain in full force and effect.
     As used above, the following terms have the meanings set forth below:
     “indebtedness” means any obligation (whether present or future, actual or contingent and including any guaranty) for the payment or repayment of money that has been borrowed or raised (including money raised by acceptances and all leases which, under generally accepted accounting principles in the United States, would be a capital lease obligation).
     A “guaranty” means an obligation of a person to pay the indebtedness of another person including, without limitation:
•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money or to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.
     A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.
     A “PifCo permitted lien” means a:
     (a) lien arising by operation of law, such as merchants’, maritime or other similar liens arising in PifCo’s ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;
     (b) lien arising from PifCo’s obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with PifCo’s past practice;
     (c) lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;
     (d) lien granted upon or with respect to any assets hereafter acquired by PifCo or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured does not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;
     (e) lien granted in connection with indebtedness of a wholly-owned subsidiary owing to PifCo or another wholly-owned subsidiary;
     (f) lien existing on any asset or on any stock of any subsidiary prior to the acquisition thereof by PifCo or any subsidiary, so long as the lien is not created in anticipation of that acquisition;
     (g) lien existing as of the date of the tenth supplemental indenture;
     (h) lien resulting from the indenture or the guaranty, if any;

     (i) lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by PifCo, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on those securities for a period of up to 24 months as required by any rating agency as a condition to the rating agency rating those securities as investment grade;
     (j) lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by liens referred to in paragraphs (a) through (i) above (but not paragraph (c)), so long as the lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b) and (f), the obligees meet the requirements of the applicable paragraph; and
     (k) lien in respect of indebtedness the principal amount of which in the aggregate, together with all other liens not otherwise qualifying as PifCo permitted liens pursuant to another part of this definition of PifCo permitted liens, does not exceed 15% of PifCo’s consolidated total assets (as determined in accordance with U.S. GAAP or IFRS) at any date as at which PifCo’s balance sheet is prepared and published in accordance with applicable law.
     A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person, is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.
     Optional Redemption
     PifCo will not be permitted to redeem the notes before their stated maturity, except as set forth below. The notes will not be entitled to the benefit of any sinking fund (we will not deposit money on a regular basis into any separate account to repay your notes). In addition, you will not be entitled to require us to repurchase your notes from you before the stated maturity. The redemption price at maturity for the notes will be equal to 100% of the principal amount of such notes.
     On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and (unless the redemption date shall be an interest payment date) accrued interest to the redemption date on the notes to be redeemed on such date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee by such method as set forth in the indenture.

     Optional Redemption With “Make-Whole” Amount for the Notes
     PifCo will have the right at our option to redeem the notes in whole or in part, at any time or from time to time prior to their maturity, on at least 30 days’ but not more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of such notes and (2) the sum of the present values of each remaining scheduled payment of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Sterling Benchmark Rate plus 55 basis points (the “Sterling Make-Whole Amount”), plus accrued interest on the principal amount of the notes to the date of redemption.
     “Sterling Benchmark Rate” means, with respect to any redemption date, the rate per annum equal to the annual equivalent yield to maturity or interpolated maturity of the Comparable Sterling Benchmark Issue, assuming a price for the Comparable Sterling Benchmark Issue (expressed as a percentage of its principal amount) equal to the Comparable Sterling Benchmark Price for such redemption date, where:
     (1) “Comparable Sterling Benchmark Issue” means the U.K. Government security selected by the Independent Sterling Investment Banker (as defined below) as having a fixed maturity most nearly equal to the remaining term of the notes to be redeemed and that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of sterling-denominated corporate debt securities in a principal amount approximately equal to the then outstanding principal amount of the notes and of a maturity most nearly equal to the remaining term of the notes to be redeemed; provided, however, that, if the remaining term of the notes to be redeemed is not equal to the fixed maturity of the U.K. Government security selected by such Sterling Reference Dealer, the Sterling Benchmark Rate shall be determined by linear interpolation (calculated to the nearest one-twelfth of a year) from the yields of the U.K. Government securities for which such yields are given, except that if the remaining term of the notes to be redeemed is less than one year, a fixed maturity of one year shall be used;
     (2) “Comparable Sterling Benchmark Price” means, with respect to any redemption date, (i) the average of all Sterling Reference Dealer Quotations for such redemption date (which, in any event, must include at least two such quotations), after excluding the highest and lowest such Sterling Reference Dealer Quotation, or (ii) if the Independent Sterling Investment Banker obtains fewer than four such Sterling Reference Dealer Quotations, the average of all such quotations.
     (3) “Independent Sterling Investment Banker” means one of the Sterling Reference Dealers (as defined below) appointed by us.
     (4) “Sterling Reference Dealer” means (i) each of Santander Global Banking & Markets and Deutsche Bank AG, London branch, or their affiliates, which are primary securities dealers in securities of the U.K. Government, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary government securities dealer of securities of the U.K. Government (a “Primary Sterling Dealer”), we will substitute therefor another Primary Sterling Dealer and (ii) any other two Primary Sterling Dealers selected by us.
     (5) “Sterling Reference Dealer Quotation” means, with respect to each Sterling Reference Dealer and any redemption date, the average, as determined by the Independent Sterling Investment Banker, of the bid and offered prices for the Comparable Sterling Benchmark Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Sterling Investment Banker by such Sterling Reference Dealer at 11 a.m. Central European Time (CET) on the third business day preceding the redemption date.

     Redemption for Taxation Reasons
     We have the option, subject to certain conditions, to redeem the notes in whole at their principal amount, plus accrued and unpaid interest, if any, to the relevant date of redemption, if and when, as a result of a change in, execution of, or amendment to, any laws or treaties or the official application or interpretation of any laws or treaties, we would be required to pay additional amounts related to the deduction of certain withholding taxes in respect of certain payments on the notes. See “Description of Debt Securities—Special Situations-Optional Tax Redemption” in the accompanying prospectus.
     The Optional Tax Redemption set forth in the accompanying prospectus shall apply with the reincorporation of PifCo being treated as the adoption of a successor entity. Such redemption shall not be available if the reincorporation was performed in anticipation of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties in such new jurisdiction of incorporation that would result in the obligation to pay additional amounts.
     Further Issuances
     The indenture by its terms does not limit the aggregate principal amount of securities that may be issued under it and permits the issuance, from time to time, of additional notes (also referred to as add-on notes) of the same series as those offered under this prospectus supplement. The ability to issue add-on notes is subject to several requirements, however, including that (i) no event of default under the indenture or event that with the passage of time or other action may become an event of default (such event being a “default”) will have occurred and then be continuing or will occur as a result of that additional issuance and (ii) the add-on notes will rank pari passu and have equivalent terms and benefits as the notes offered under this prospectus supplement except for the price to the public and the issue date. Any add-on notes with respect to the notes will be part of the notes that PifCo is currently offering and the holders will vote on all matters in relation to the notes as a single series.
Covenant Defeasance
     Any restrictive covenants of the indenture may be defeased as described in the accompanying prospectus.
Conversion
     The notes will not be convertible into, or exchangeable for, any other securities.
Listing
     PifCo has applied to list the notes on the official list of the Luxembourg Stock Exchange and have them admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.
Notices
     So long as the notes are represented by a global security deposited with a custodian for the common depositary for Clearstream and Euroclear, notices to be given to holders will be given to Clearstream and Euroclear in accordance with their applicable policies as in effect from time to time. If we issue notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed.

     In addition, so long as the notes are listed on the official list of the Luxembourg Stock Exchange for trading on the Euro MTF market and it is required by the rules of such exchange, all notices to holders of notes will be published in English:
     (1) in a leading newspaper having a general circulation in Luxembourg (which currently is expected to be Luxemburger Wort); or
     (2) on the website of the Luxembourg Stock Exchange at http://www.bourse.lu.
     Notices will be deemed to have been given on the date of mailing or of publication as aforesaid or, if published on different dates, on the date of the first such publication. If publication as provided above is not practicable, notices will be given in such other manner, and shall be deemed to have been given on such date, as the trustee may approve.
     Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to other holders.
Currency Rate Indemnity
     PifCo has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any notes is expressed in a currency (the “judgment currency”) other than pounds sterling (the “denomination currency”), PifCo will indemnify the relevant holder and the trustee against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from PifCo’s other obligations under the indenture, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant note or under any judgment or order described above.
Exchange Rate Risks and Exchange Controls
     Government and monetary authorities have imposed from time to time, and may in the future impose, exchange controls that could affect exchange rates, as well as the availability, of the specified currency in which a note is payable at the time of payment of the principal or return in respect of such note.
The Trustee and the Paying Agent
     The Bank of New York Mellon, a New York banking corporation, is the trustee under the indenture and has been appointed by PifCo as registrar and paying agent with respect to the notes. The address of the trustee is 101 Barclay Street, 4E, New York, New York, 10286. PifCo will at all times maintain a paying agent in New York City until the notes are paid. The Bank of New York Mellon, London Branch, has been designated principal paying agent and The Bank of New York Mellon (Luxembourg) S.A. has been designated paying agent in Luxembourg with respect to the notes under the tenth supplemental indenture.
     Any corporation or association into which the trustee or any agent may be merged or converted or with which it may be consolidated, or any corporation or association resulting from any merger, conversion or consolidation to which the trustee or any agent shall be a party, or any corporation or association to which all or substantially all of the corporate trust business of the trustee or any agent may be sold or otherwise transferred, shall be the successor trustee or any agent hereunder without any further act.

CLEARANCE AND SETTLEMENT
Book-Entry Ownership, Denomination and Transfer Procedures for the Notes
     We have obtained the information in this section concerning Clearstream, Luxembourg and Euroclear Bank S.A./N.V., as operator of the Euroclear System, or “Euroclear,” and the book-entry system and procedures from sources that we believe to be reliable. We have accurately reproduced this information and, as far as we are aware and are able to ascertain from information published by such sources, no facts have been omitted which would render the reproduced information inaccurate or misleading. However, we do not assume responsibility for the accuracy of this information.
Book-Entry Ownership
     We will issue the notes as global notes registered in the name of a common depositary for Clearstream, Luxembourg and Euroclear. Investors may indirectly hold interests in the global notice (i.e., book-entry interests) through organizations that participate, directly or indirectly, in Clearstream, Luxembourg or Euroclear. Book-entry interests in the notes and all transfers relating to the notes will be reflected in the book-entry records of Clearstream, Luxembourg and Euroclear.
Denomination
     Beneficial interests in the notes will be held in minimum denominations of £100,000 and integral multiples of £1,000 in excess thereof.
Transfer Procedures
     Notes represented by global notes can be exchanged for definitive notes in registered form only if:
     •     Clearstream, Luxembourg and Euroclear are closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announce an intention to permanently cease business or have in fact done so, and no successor clearing system is available within 90 days; or
     •     certain events provided in the indenture occur, including the occurrence and continuation of an event of default with respect to the notes.
     If any of these events occurs, we will reissue and the trustee will authenticate the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture. In all cases, certificated notes delivered in exchange for global notes will be registered in the names, and issued in any approved denominations, requested by the common depository and will bear a legend indicating the transfer restrictions of the related global note.

Payment and Paying Agents
     We will make principal and interest payments on all notes represented by global notes to the principal paying agent which in turn will make payment to the common depositary for Clearstream, Luxembourg and Euroclear, as the sole registered owner and the sole holder of the notes represented by global notes for all purposes under the indenture. Accordingly, we, the trustee and any paying agent will not have responsibility or liability for:
     •     any aspect of the records of Clearstream, Luxembourg or Euroclear relating to, or payments made on account of, beneficial ownership interests in a note represented by global notes;
     •     any other aspect of the relationship between Euroclear or Clearstream, Luxembourg and their participants or the relationship between those participants and the owners of beneficial interests in global notes held through those participants; or
     •     the maintenance, supervision or review of any records of Clearstream, Luxembourg or Euroclear relating to those beneficial ownership interests.
     Book-entry notes may be more difficult to pledge because of the lack of a physical note.
Clearstream, Luxembourg
     Clearstream, Luxembourg was formed as a limited liability company under Luxembourg law. Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thus eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of the Euroclear System, to facilitate settlement of trades between Euroclear and Clearstream, Luxembourg.
     As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers and banks. Clearstream, Luxembourg customers may include the underwriters. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg.
     Distribution with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.
The Euroclear System
     The Euroclear System was created in 1968 to hold securities for participants in the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including pounds sterling. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries.

     The Euroclear System is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the “Cooperative”). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear system on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
     The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:
•	transfers of securities and cash within the Euroclear System;

•	withdrawal of securities and cash from the Euroclear System; and

•	receipts of payments with respect to securities in the Euroclear System.
     All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.
     Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by the Euroclear Operator.
     The foregoing information about Euroclear and Clearstream, Luxembourg has been provided by each of them for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.
     Although Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the notes among participants and accountholders of Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither PifCo or Petrobras, nor the trustee nor any of the trustee’s agents will have any responsibility for the performance by Euroclear or Clearstream, Luxembourg or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.
     While a note in global form is lodged with the custodian, notes represented by individual definitive notes will not be eligible for clearing or settlement through Euroclear or Clearstream, Luxembourg.

Individual Definitive Notes
     Registration of title to notes in a name other than the common depositary will not be permitted unless (i) Euroclear or Clearstream, Luxembourg has notified us that it is unwilling or unable to continue as depositary for the notes in global form and we do not or cannot appoint a successor depositary within 90 days or (ii) PifCo decides in its sole discretion to allow some or all book-entry notes to be exchangeable for definitive notes in registered form, upon the occurrence of certain events such as Events of Default. In such circumstances, PifCo will cause sufficient individual definitive notes to be executed and delivered to the registrar for completion, authentication and dispatch to the relevant holders of notes. Payments with respect to definitive notes may be made through a paying agent. A person having an interest in the notes in global form must provide the registrar with a written order containing instructions and such other information as the registrar and we may require to complete, execute and deliver such individual definitive notes.
     If PifCo issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent, The Bank of New York Mellon. PifCo will not charge any fee for the registration or transfer or exchange, except that it may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.
     All money paid by PifCo to the paying agents for the payment of principal and interest on the notes which remains unclaimed at the end of two years after the amount is due to a holder subject to any relevant unclaimed property laws or regulations will be repaid to PifCo upon written request thereof, and thereafter holders of notes in certificated form may look only to PifCo for payment.

DESCRIPTION OF THE GUARANTY
General
     In connection with the execution and delivery of the tenth supplemental indenture and the notes offered by this prospectus supplement, Petrobras will guarantee the notes (the “guaranty”) for the benefit of the holders.
     The guaranty will provide that Petrobras will unconditionally and irrevocably guarantee the notes on the terms and conditions described below.
     The following summary describes the material provisions of the guaranty. You should read the more detailed provisions of the applicable guaranty, including the defined terms, for provisions that may be important to you. This summary is subject to, and qualified in its entirety by reference to, the provisions of the applicable guaranty.
     Despite the Brazilian government’s ownership interest in Petrobras, the Brazilian government is not responsible in any manner for PifCo’s obligations under the notes or Petrobras’ obligations under the guaranty.
Ranking
     The obligations of Petrobras under the guaranty will constitute general unsecured obligations of Petrobras which at all times will rank pari passu with all other senior unsecured obligations of Petrobras that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranty.
Nature of Obligation
     Petrobras will unconditionally and irrevocably guarantee the full and punctual payment when due, whether at the maturity date of the notes, or earlier or later by acceleration or otherwise, of all of PifCo’s obligations now or hereafter existing under the indenture and the notes, whether for principal, interest, make-whole premium, fees, indemnities, costs, expenses, tax payments or otherwise (such obligations being referred to as the “guaranteed obligations”).
     The obligation of Petrobras to pay amounts in respect of the guaranteed obligations will be absolute and unconditional upon failure of PifCo to make, at the maturity date of the notes or earlier upon any acceleration of the notes in accordance with the terms of the indenture, any payment in respect of principal, interest or other amounts due under the indenture and the notes on the date any such payment is due. If PifCo fails to make payments to the trustee in respect of the guaranteed obligations, Petrobras will, upon notice from the trustee, immediately pay to the trustee such amount of the guaranteed obligations payable under the indenture and the notes. All amounts payable by Petrobras under the guaranty will be payable in pounds sterling and in immediately available funds to the trustee. Petrobras will not be relieved of its obligations under the guaranty unless and until the trustee receives all amounts required to be paid by Petrobras under such guaranty (and any related event of default under the indenture has been cured), including payment of the total non-payment overdue interest.
Events of Default
     There are no events of default under the guaranty. The tenth supplemental indenture, however, contain events of default relating to Petrobras that may trigger an event of default and acceleration of the notes. See “Description of Debt Securities—Default and Related Matters—Events of Default” in the accompanying prospectus. Upon any such acceleration (including any acceleration arising out of the insolvency or similar events relating to Petrobras), if PifCo fails to pay all amounts then due under the notes and the indenture, Petrobras will be obligated to make such payments pursuant to the guaranty.

Covenants
     For so long as the notes are outstanding and Petrobras has obligations under the guaranty, Petrobras will, and will cause each of its subsidiaries, as applicable, to comply with the terms of the following covenants:
     Performance Obligations under the Guaranty and Indenture
     Petrobras will pay all amounts owed by it and comply with all its other obligations under the terms of the guaranty and the indenture in accordance with the terms of those agreements.
     Maintenance of Corporate Existence
     Petrobras will maintain in effect its corporate existence and all necessary registrations and take all actions to maintain all rights, privileges, titles to property, franchises, concessions and the like necessary or desirable in the normal conduct of its business, activities or operations. However, this covenant will not require Petrobras to maintain any such right, privilege, title to property or franchise if the failure to do so does not, and will not, have a material adverse effect on Petrobras taken as a whole or have a materially adverse effect on the rights of the holders of the notes.
     Maintenance of Office or Agency
     So long as the notes are outstanding, Petrobras will maintain in the Borough of Manhattan, The City of New York, an office or agency where notices to and demands upon Petrobras in respect of the guaranty may be served. Initially this office will be located at Petrobras’ existing principal U.S. office at 570 Lexington Avenue, 43rd Floor, New York, New York 10022-6837. Petrobras will agree not to change the designation of their office without prior written notice to the trustee and designation of a replacement office in the same general location.
     Ranking
     Petrobras will ensure at all times that its obligations under the guaranty will be its general senior unsecured and unsubordinated obligations and will rank pari passu, without any preferences among themselves, with all other present and future senior unsecured and unsubordinated obligations of Petrobras (other than obligations preferred by statute or by operation of law) that are not, by their terms, expressly subordinated in right of payment to the obligations of Petrobras under the guaranty.
     Notice of Certain Events
     Petrobras will give written notice to the trustee, as soon as is practicable and in any event within 30 calendar days after Petrobras becomes aware, or should reasonably become aware, of the occurrence of any event of default or a default under the indenture, accompanied by a certificate of Petrobras setting forth the details of that event of default or default and stating what action Petrobras proposes to take with respect to it.
     Provision of Financial Statements and Reports
     Petrobras will provide to the trustee, in English or accompanied by a certified English translation thereof, (i) within 90 calendar days after the end of each fiscal quarter (other than the fourth quarter), its unaudited and consolidated balance sheet and statement of income calculated in accordance with U.S. GAAP or IFRS, if Petrobras adopts IFRS as its primary reporting or accounting standard in reports filed with the SEC and (ii) within 120 calendar days after the end of each fiscal year, its audited and consolidated balance sheet and statement of income calculated in accordance with U.S. GAAP or IFRS.
     Petrobras will provide, together with each of the financial statements delivered as described in the preceding paragraph, an officers’ certificate stating that a review of Petrobras’ and PifCo’s activities has been made during the period covered by such financial statements with a view to determining whether Petrobras and PifCo have kept, observed, performed and fulfilled their covenants and agreements under the guaranty and the indenture, as applicable, and that no event of default has occurred during such period.

     In addition, whether or not Petrobras is required to file reports with the SEC, Petrobras will file with the SEC and deliver to the trustee (for redelivery to all holders of the notes, upon written request) all reports and other information it would be required to file with the SEC under the Exchange Act if it were subject to those regulations. If the SEC does not permit the filing described above, Petrobras will provide annual and interim reports and other information to the trustee within the same time periods that would be applicable if Petrobras were required and permitted to file these reports with the SEC.
     Delivery of these reports, information and documents to the trustee is for informational purposes only and the trustee’s receipt of any of those shall not constitute constructive notice of any information contained in them or determinable from information contained therein, including Petrobras’ compliance with any of its covenants in the guaranty (as to which the trustee is entitled to rely exclusively on officer’s certificates).
     Negative Pledge
     So long as any note remains outstanding, Petrobras will not create or permit any lien, other than a Petrobras permitted lien, on any of its assets to secure (i) any of its indebtedness or (ii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably its obligations under the guaranty or Petrobras provides other security for its obligations under the guaranty as is duly approved by a resolution of the holders of the notes in accordance with the indenture. In addition, Petrobras will not allow any of its material subsidiaries to create or permit any lien, other than a Petrobras permitted lien, on any of Petrobras’ assets to secure (i) any of its indebtedness, (ii) any of the material subsidiary’s indebtedness or (iii) the indebtedness of any other person, unless Petrobras contemporaneously creates or permits the lien to secure equally and ratably Petrobras’ obligations under the guaranty or Petrobras provides such other security for its obligations under the guaranty as is duly approved by a resolution of the holders of the notes in accordance with the indenture.
     As used in this “Negative Pledge” section, the following terms have the respective meanings set forth below:
     A “guaranty” means an obligation of a person to pay the indebtedness of another person including without limitation:
•	an obligation to pay or purchase such indebtedness;

•	an obligation to lend money, to purchase or subscribe for shares or other securities or to purchase assets or services in order to provide funds for the payment of such indebtedness;

•	an indemnity against the consequences of a default in the payment of such indebtedness; or

•	any other agreement to be responsible for such indebtedness.
     “Indebtedness” means any obligation (whether present or future, actual or contingent and including, without limitation, any guaranty) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and all leases which, under generally accepted accounting principles in the country of incorporation of the relevant obligor, would constitute a capital lease obligation).
     A “lien” means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance on any property or asset including, without limitation, any equivalent created or arising under applicable law.
     A “project financing” of any project means the incurrence of indebtedness relating to the exploration, development, expansion, renovation, upgrade or other modification or construction of such project pursuant to which the providers of such indebtedness or any trustee or other intermediary on their behalf or beneficiaries designated by any such provider, trustee or other intermediary are granted security over one or more qualifying assets relating to such project for repayment of principal, premium and interest or any other amount in respect of such indebtedness.

     A “qualifying asset” in relation to any project means:
•
any concession, authorization or other legal right granted by any governmental authority to Petrobras or any of Petrobras’ subsidiaries, or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;

•
any drilling or other rig, any drilling or production platform, pipeline, marine vessel, vehicle or other equipment or any refinery, oil or gas field, processing plant, real property (whether leased or owned), right of way or plant or other fixtures or equipment;

•
any revenues or claims that arise from the operation, failure to meet specifications, failure to complete, exploitation, sale, loss or damage to, such concession, authorization or other legal right or such drilling or other rig, drilling or production platform, pipeline, marine vessel, vehicle or other equipment or refinery, oil or gas field, processing plant, real property, right of way, plant or other fixtures or equipment or any contract or agreement relating to any of the foregoing or the project financing of any of the foregoing (including insurance policies, credit support arrangements and other similar contracts) or any rights under any performance bond, letter of credit or similar instrument issued in connection therewith;

•
any oil, gas, petrochemical or other hydrocarbon-based products produced or processed by such project, including any receivables or contract rights arising therefrom or relating thereto and any such product (and such receivables or contract rights) produced or processed by other projects, fields or assets to which the lenders providing the project financing required, as a condition therefore, recourse as security in addition to that produced or processed by such project; and

•
shares or other ownership interest in, and any subordinated debt rights owing to Petrobras by, a special purpose company formed solely for the development of a project, and whose principal assets and business are constituted by such project and whose liabilities solely relate to such project.

     A “Petrobras permitted lien” means a:
     (a) lien granted in respect of indebtedness owed to the Brazilian government, Banco Nacional de Desenvolvimento Econômico e Social or any official government agency or department of Brazil or of any state or region of Brazil;
     (b) lien arising by operation of law, such as merchants’, maritime or other similar liens arising in Petrobras’ ordinary course of business or that of any subsidiary or lien in respect of taxes, assessments or other governmental charges that are not yet delinquent or that are being contested in good faith by appropriate proceedings;
     (c) lien arising from Petrobras’ obligations under performance bonds or surety bonds and appeal bonds or similar obligations incurred in the ordinary course of business and consistent with Petrobras’ past practice;
     (d) lien arising in the ordinary course of business in connection with indebtedness maturing not more than one year after the date on which that indebtedness was originally incurred and which is related to the financing of export, import or other trade transactions;
     (e) lien granted upon or with respect to any assets hereafter acquired by Petrobras or any subsidiary to secure the acquisition costs of those assets or to secure indebtedness incurred solely for the purpose of financing the acquisition of those assets, including any lien existing at the time of the acquisition of those assets, so long as the maximum amount so secured will not exceed the aggregate acquisition costs of all such assets or the aggregate indebtedness incurred solely for the acquisition of those assets, as the case may be;
     (f) lien granted in connection with the indebtedness of a wholly-owned subsidiary owing to Petrobras or another wholly-owned subsidiary;
     (g) lien existing on any asset or on any stock of any subsidiary prior to its acquisition by Petrobras or any subsidiary so long as that lien is not created in anticipation of that acquisition;

     (h) lien over any qualifying asset relating to a project financed by, and securing indebtedness incurred in connection with, the project financing of that project by Petrobras, any of Petrobras’ subsidiaries or any consortium or other venture in which Petrobras or any subsidiary has any ownership or other similar interest;
     (i) lien existing as of the date of the tenth supplemental indenture;
     (j) lien resulting from the indenture, the notes, and the guaranty, if any;
     (k) lien incurred in connection with the issuance of debt or similar securities of a type comparable to those already issued by Petrobras, on amounts of cash or cash equivalents on deposit in any reserve or similar account to pay interest on such securities for a period of up to 24 months as required by any rating agency as a condition to such rating agency rating such securities investment grade, or as is otherwise consistent with market conditions at such time;
     (l) lien granted or incurred to secure any extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancings, refundings or exchanges), in whole or in part, of or for any indebtedness secured by any lien referred to in paragraphs (a) through (k) above (but not paragraph (d)), provided that such lien does not extend to any other property, the principal amount of the indebtedness secured by the lien is not increased, and in the case of paragraphs (a), (b), (c) and (g), the obligees meet the requirements of that paragraph, and in the case of paragraph (h), the indebtedness is incurred in connection with a project financing by Petrobras, any of Petrobras’ subsidiaries or any consortium or other venture in which Petrobras or any subsidiary have any ownership or other similar interest; and
     (m) lien in respect of indebtedness the principal amount of which in the aggregate, together with all liens not otherwise qualifying as Petrobras permitted liens pursuant to another part of this definition of Petrobras permitted liens, does not exceed 15% of Petrobras’ consolidated total assets (as determined in accordance with U.S. GAAP or IFRS) at any date as at which Petrobras’ balance sheet is prepared and published in accordance with applicable law.
     A “wholly-owned subsidiary” means, with respect to any corporate entity, any person of which 100% of the outstanding capital stock (other than qualifying shares, if any) having by its terms ordinary voting power (not dependent on the happening of a contingency) to elect the board of directors (or equivalent controlling governing body) of that person is at the time owned or controlled directly or indirectly by that corporate entity, by one or more wholly-owned subsidiaries of that corporate entity or by that corporate entity and one or more wholly-owned subsidiaries.
     Limitation on Consolidation, Merger, Sale or Conveyance
     Petrobras will not, in one or a series of transactions, consolidate or amalgamate with or merge into any corporation or convey, lease or transfer substantially all of its properties, assets or revenues to any person or entity (other than a direct or indirect subsidiary of Petrobras) or permit any person (other than a direct or indirect subsidiary of Petrobras) to merge with or into it unless:
•
either Petrobras is the continuing entity or the person (the “successor company”) formed by such consolidation or into which Petrobras is merged or that acquired or leased such property or assets of Petrobras will assume (jointly and severally with Petrobras unless Petrobras will have ceased to exist as a result of such merger, consolidation or amalgamation), by an amendment to the applicable guaranty (the form and substance of which will be previously approved by the trustee), all of Petrobras’ obligations under such guaranty;

•
the successor company (jointly and severally with Petrobras unless Petrobras will have ceased to exist as part of such merger, consolidation or amalgamation) agrees to indemnify each holder against any tax, assessment or governmental charge thereafter imposed on such holder solely as a consequence of such consolidation, merger, conveyance, transfer or lease with respect to the payment of principal of, or interest on, the notes;

•	immediately after giving effect to the transaction, no event of default, and no default has occurred and is continuing;

•
Petrobras has delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the transaction and the amendment to the applicable guaranty comply with the terms of the applicable guaranty and that all conditions precedent provided for in such guaranty and relating to such transaction have been complied with; and

•	Petrobras has delivered notice of any such transaction to the trustee.
     Notwithstanding anything to the contrary in the foregoing, so long as no default or event of default under the indenture or the notes has occurred and is continuing at the time of such proposed transaction or would result therefrom and Petrobras has delivered notice of any such transaction to the trustee:
•
Petrobras may merge, amalgamate or consolidate with or into, or convey, transfer, lease or otherwise dispose of all or substantially all of its properties, assets or revenues to a direct or indirect subsidiary of Petrobras in cases when Petrobras is the surviving entity in such transaction and such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as whole, it being understood that if Petrobras is not the surviving entity, Petrobras will be required to comply with the requirements set forth in the previous paragraph; or

•
any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any person (other than Petrobras or any of its subsidiaries or affiliates) in cases when such transaction would not have a material adverse effect on Petrobras and its subsidiaries taken as a whole; or

•
any direct or indirect subsidiary of Petrobras may merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of assets to, any other direct or indirect subsidiary of Petrobras; or

•
any direct or indirect subsidiary of Petrobras may liquidate or dissolve if Petrobras determines in good faith that such liquidation or dissolution is in the best interests of Petrobras, and would not result in a material adverse effect on Petrobras and its subsidiaries taken as a whole and if such liquidation or dissolution is part of a corporate reorganization of Petrobras.

Amendments
     The guaranty may only be amended or waived in accordance with their terms pursuant to a written document which has been duly executed and delivered by Petrobras and the trustee, acting on behalf of the holders of the notes. Because the guaranty forms part of the indenture, it may be amended by Petrobras and the trustee, in some cases without the consent of the holders of the notes. See “Description of Debt Securities—Special Situations—Modification and Waiver” in the accompanying prospectus.
     Except as contemplated above, the indenture will provide that the trustee may execute and deliver any other amendment to the guaranty or grant any waiver thereof only with the consent of the holders of a majority in aggregate principal amount of the notes then outstanding.
Governing Law
     The guaranty will be governed by the laws of the State of New York.

Jurisdiction
     Petrobras has consented to the non-exclusive jurisdiction of any court of the State of New York or any U.S. federal court sitting in the Borough of Manhattan, The City of New York, New York, United States and any appellate court from any thereof. Service of process in any action or proceeding brought in such New York State federal court sitting in New York City may be served upon Petrobras at Petrobras’ New York office located at 570 Lexington Avenue, 43rd Floor, New York, New York 10022-6837. The guaranty provides that if Petrobras no longer maintains an office in New York City, then it will appoint a replacement process agent within New York City as its authorized agent upon which process may be served in any action or proceeding.
Waiver of Immunities
     To the extent that Petrobras may in any jurisdiction claim for itself or its assets immunity from a suit, execution, attachment, whether in aid of execution, before judgment or otherwise, or other legal process in connection with the guaranty (or any document delivered pursuant thereto) and to the extent that in any jurisdiction there may be immunity attributed to Petrobras, PifCo or their assets, whether or not claimed, Petrobras has irrevocably agreed with the trustee, for the benefit of the holders, not to claim, and to irrevocably waive, the immunity to the full extent permitted by law.
Currency Rate Indemnity
     Petrobras has agreed that, if a judgment or order made by any court for the payment of any amount in respect of any of its obligations under the guaranty is expressed in a currency (the “judgment currency”) other than pounds sterling (the “denomination currencies”), Petrobras will indemnify the relevant holder and the trustee against any deficiency arising from any variation in rates of exchange between the date as of which the denomination currency is notionally converted into the judgment currency for the purposes of the judgment or order and the date of actual payment. This indemnity will constitute a separate and independent obligation from Petrobras’ other obligations under the guaranty, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect.

PLAN OF DISTRIBUTION
     Under the terms and subject to the conditions contained in the underwriting agreement dated December 5, 2011, by and among PifCo, Petrobras, Banco Bradesco BBI S.A., with offices at Avenida Paulista, 1450, 8th Floor, São Paulo, SP, Brazil, Banco Santander, S.A., with offices at Ciudad Grupo Santander, Edificio Encinar, Avenida de Cantabria, s/n, Boadilla del Monte, 28660, Madrid, Spain, BB Securities Ltd., with offices at 4th Floor, Pinners Hall, 105-108 Old Broad Street, London, EC2N 1ER, United Kingdom, Crédit Agricole Corporate and Investment Bank, with offices at Broadwalk House, 5 Appold Street, London, EC2 2DA, United Kingdom, Deutsche Bank AG, London Branch, with offices at Winchester House, 1 Great Winchester Street, London, EC2N 2DB, United Kingdom, HSBC Bank plc, with offices at 8 Canada Square, Canary Wharf, London, E14 5HQ, United Kingdom, Banca IMI S.p.A., with offices at Largo Mattioli 3, 20121, Milan, Italy, and Mitsubishi UFJ Securities International plc, with offices at Ropemaker Place, 25 Ropemaker Street, London, EC2Y 9AJ, United Kingdom, as underwriters, each underwriter has severally agreed to purchase, and PifCo has agreed to sell to the underwriters, the number of notes set forth opposite the name of such underwriters below:

Principal Amount of
Underwriters	the Notes
Banco Bradesco BBI S.A.	£112,000,000
Banco Santander, S.A.	112,000,000
BB Securities Ltd.	112,000,000
Crédit Agricole Corporate and Investment Bank	112,000,000
Deutsche Bank AG, London Branch	112,000,000
HSBC Bank plc	112,000,000
Banca IMI S.p.A.	14,000,000
Mitsubishi UFJ Securities International plc	14,000,000

Total	£700,000,000

     The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the notes is subject to, among other conditions, the delivery of certain legal opinions by its counsel. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any notes are taken. The notes will initially be offered at the price indicated on the cover page of this prospectus supplement. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.
     Bradesco Securities Inc. will act as agent of Banco Bradesco BBI S.A. for sales of the notes in the United States of America. Banco Bradesco BBI S.A. is not a broker-dealer registered with the SEC, and therefore may not make sales of any notes in the United States to U.S. persons. Banco Bradesco BBI S.A. and Bradesco Securities Inc. are affiliates of Banco Bradesco S.A.
     Banco Santander, S.A. is not a broker-dealer registered with the SEC and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Banco Santander, S.A. intends to effect sales of the notes in the United States, Banco Santander, S.A. will do so only through Santander Investment Securities Inc. or one more U.S. registered broker-dealers or otherwise, as permitted by applicable U.S. law.
     BB Securities Ltd. is not a broker-dealer registered with the SEC and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that BB Securities Ltd. intends to effect sales of the notes in the United States, BB Securities Ltd. will do so only through Banco do Brasil Securities LLC or one or more U.S. registered broker-dealers or otherwise, as permitted by applicable U.S. law.
     Crédit Agricole Corporate and Investment Bank is not a broker-dealer registered with the SEC and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Crédit Agricole Corporate and Investment Bank intends to effect sales of the notes in the United States, Crédit Agricole Corporate and Investment Bank will do so only through Crédit Agricole Securities (USA) Inc., as permitted by applicable U.S. law.
     Deutsche Bank AG, London Branch is not a broker-dealer registered with the SEC and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Deutsche Bank AG, London Branch intends to effect sales of the notes in the United States, Deutsche Bank AG, London Branch will do so only through Deutsche Bank Securities Inc. or one more U.S. registered broker-dealers or otherwise, as permitted by applicable U.S. law.
     HSBC Bank plc is not a broker-dealer registered with the SEC and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that HSBC Bank plc intends to effect sales of the notes in the United States, HSBC Bank plc will do so only through HSBC Securities (USA) Inc. or one or more U.S. registered broker-dealers or otherwise, as permitted by applicable U.S. law.

     Banca IMI S.p.A. is not a U.S. registered broker-dealer, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.
     Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.
     The underwriting agreement provides that PifCo and Petrobras will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and will contribute to payments the underwriters may be required to make in respect of the underwriting agreement.
     PifCo has been advised by the underwriters that the underwriters intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making may be discontinued at any time at the sole discretion of the underwriters. In addition, such market-making activity will be subject to the limits imposed by the Exchange Act. Accordingly, no assurance can be given as to the liquidity of, or the development or continuation of trading markets for, the notes.
     In connection with this offering, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may bid for and purchase notes in the open market to stabilize the price of the notes. The underwriters may also over-allot this offering, creating a short position, and may bid for and purchase notes in the open market to cover the short position. In addition, the underwriters may bid for and purchase the notes in market-making transactions and impose penalty bids. These activities may stabilize and maintain the market price of the notes above market levels that may otherwise prevail. The underwriters are not required to engage in these activities, and may end these activities at any time.
     The underwriters have from time to time in the past provided, and may in the future provide, investment banking, financial advisory and other services to Petrobras, PifCo and their affiliates for which the underwriters have received or expect to receive customary fees.
     The underwriters and/or their affiliates may acquire the notes for their own property accounts. Such acquisitions may have an effect on demand for and the price of the notes.
     In compliance with FINRA guidelines, the maximum compensation to the underwriters or agents in connection with the sale of the notes pursuant to this prospectus supplement and the accompanying prospectus will not exceed 8% of the aggregate total offering price to the public of the notes as set forth on the cover page of this prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.
     The expenses of the offering, excluding the underwriting discount, are estimated to be U.S.$500,000 and will be borne by PifCo.
     The underwriters propose to offer the notes initially at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a selling concession not in excess of 0.25% of the principal amount of the notes. After the initial public offering of the notes, the public offering price and concession and discount to dealers may be changed.

General
     No action has been or will be taken in any jurisdiction other than the United States by PifCo or any underwriter that would, or is intended to, permit a public offering of the notes, or possession or distribution of this prospectus supplement or any other offering material, in any country or jurisdiction where action for that purpose is required. Persons outside the United States into whose hands this prospectus supplement comes are required by PifCo and the underwriters to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver notes or have in their possession, distribute or publish this prospectus supplement or any other offering material relating to the notes, in all cases at their own expense.
Brazil
     The notes have not been, and will not be, registered with the Comissão de Valores Mobiliários - CVM. The notes may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.
Cayman Islands
     No invitation may be made to the public in the Cayman Islands to subscribe for the notes.
United Kingdom
     This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.
     In relation to the United Kingdom, each underwriter has represented and agreed that:
     (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to PifCo or Petrobras; and
     (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
Dubai
     This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Hong Kong
     The notes may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, The Laws of Hong Kong) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, The Laws of Hong Kong), or which do not constitute an offer to the public within the meaning of the Companies Ordinance, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.
Japan
     The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “FIEL”) and each underwriter has agreed that it has not offered or sold and will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
     This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the notes to the public in Singapore.

TAXATION
     The following discussion summarizes certain U.S. federal income, Brazilian, Cayman Islands and EU related tax considerations that may be relevant to the ownership and disposition of the notes acquired in this offering for the original price. This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisors about the tax consequences of holding the notes, including the relevance to your particular situation of the considerations discussed below, as well as of any other tax laws. There currently are no income tax treaties between Brazil and the United States. Although the tax authorities of Brazil and the United States have had recent discussions that may culminate in such a treaty, we cannot assure you as to whether or when a treaty will enter into force or how it will affect holders of the notes.
U.S. Federal Income Tax Considerations
     The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a note that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a domestic corporation or an entity otherwise subject to U.S. federal income taxation on a net income basis in respect of the note (a “U.S. Holder”). This summary addresses only U.S. Holders that purchase notes as part of the initial offering, and that hold such notes as capital assets. The summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks or other financial institutions, tax-exempt entities, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or partners therein, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold the notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. Dollar. A “Non-U.S. Holder” is a beneficial owner of the notes (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.
     This summary is based on the Internal Revenue Code of 1986, as amended, existing, proposed and temporary U.S. Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change (possibly with retroactive effect) or to differing interpretations, which could affect the U.S. federal income tax consequences described herein.
     INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICATION TO THEIR PARTICULAR CIRCUMSTANCES OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF U.S. FEDERAL ESTATE, GIFT AND ALTERNATIVE MINIMUM TAX LAWS, U.S. STATE AND LOCAL TAX LAWS AND FOREIGN TAX LAWS.
     Payments of Interest and Additional Amounts
     Payments of interest on a note (which may include additional amounts) generally will be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.
     A U.S. Holder that uses the cash method of accounting for U.S. federal income tax purposes and that receives a payment of stated interest will be required to include in ordinary income the U.S. dollar value of the sterling (“foreign currency”) interest payment determined on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars. A cash method U.S. Holder will not recognize exchange gain or loss with respect to the receipt of such payment, but may have exchange gain or loss attributable to the actual disposition of the foreign currency so received.

     A U.S. Holder that uses the accrual method of accounting for U.S. federal income tax purposes will be required to include in income the U.S. dollar value of the amount of stated interest income in foreign currency that has accrued with respect to a note during an accrual period. The U.S. dollar value of such accrued income will be determined by translating such income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. A U.S. Holder may elect, however, to translate such accrued interest income using the spot rate on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the spot rate on the last day of the taxable year. If the last day of an accrual period is within five business days of the date of receipt of the accrued interest, a U.S. Holder may translate such interest using the spot rate on the date of receipt. The above election will apply to other obligations held by the U.S. Holder and may not be changed without the consent of the Internal Revenue Service (“IRS”).
     A U.S. Holder that uses the accrual method of accounting for U.S. federal income tax purposes will recognize exchange gain or loss with respect to accrued interest income on the date such interest is received. The amount of exchange gain or loss recognized will equal the difference, if any, between the U.S. dollar value of the foreign currency payment received (determined at the spot rate on the date such payment is received) in respect of such accrual period and the U.S. dollar value of interest income that has accrued during such accrual period (as determined above).
     Exchange gain or loss generally, (i) will constitute ordinary income or loss, (ii) will not be treated as an adjustment to interest income received on the notes and (iii) will be treated as U.S. source income or as an offset to U.S. source income, respectively.
     Interest income in respect of the notes generally will constitute foreign-source income for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Such income generally will constitute “passive category income” for foreign tax credit purposes. The calculation and availability of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of such deduction involves the application of complex rules that depend on the U.S. Holder’s particular circumstances. In addition, foreign tax credits generally will not be allowed for certain short-term or hedged positions in the notes.
     U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits or deductions in respect of foreign taxes and the treatment of additional amounts.
     A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest income earned in respect of notes so long as such income is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States. Non-U.S. Holders should consult their own tax advisors in the event interest income with respect to the notes is effectively connected with their trade or business in the United States.
     Sale or Disposition of Notes
     A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange, retirement or other taxable disposition of a note in an amount equal to the difference between the U.S. dollar value of the amount realized upon such disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as ordinary income to the extent not previously included in gross income) and such U.S. Holder’s tax basis in the note as determined in U.S. dollars. A U.S. Holder’s tax basis in the note will generally equal such U.S. Holder’s purchase price of the note. Subject to the discussion in the next paragraph, gain or loss realized by a U.S. Holder on the disposition of a note generally will be long-term capital gain or loss if, at the time of the disposition, the note has been held for more than one year. The net amount of long-term capital gain realized by an individual U.S. Holder generally is subject to tax at a reduced rate which rates currently are scheduled to increase on January 1, 2013. The deductibility of capital losses is subject to limitations.
     Any gain or loss realized upon a sale, exchange, retirement or other taxable disposition of a note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss and will generally be treated as U.S. source income or as an offset to U.S. source income, respectively. In addition, upon the sale, exchange, retirement or other taxable disposition of a note, an accrual method U.S. Holder may realize exchange gain or loss attributable to amounts received in respect of accrued and unpaid interest. However, a U.S. Holder will realize exchange gain or loss with respect to principal and accrued interest only to the extent of the total gain or loss realized on the disposition.

     Capital gain or loss recognized by a U.S. Holder generally will be U.S.-source gain or loss. Consequently, if any such gain is subject to foreign withholding tax, a U.S. Holder may not be able to credit the tax against its U.S. federal tax liability unless such credit can be applied (subject to the applicable limitation) against tax due on other income treated as derived from foreign sources. U.S. Holders should consult their own tax advisors as to the foreign tax credit implications of a disposition of the notes.
     A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of notes so long as (i) such gain is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition. Non-U.S. Holders should consult their own tax advisors in the event either of the foregoing conditions applies.
     Backup Withholding and Information Reporting
     Payments in respect of the notes that are paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless the U.S. Holder (i) is a corporation or other exempt recipient, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.
     Although Non-U.S. Holders generally are exempt from backup withholding, a Non-U.S. Holder may, in certain circumstances, be required to comply with certification procedures to prove entitlement to this exemption.
     U.S. Holders may be subject to other U.S. information reporting requirements. Holders should consult their own advisors regarding the application of U.S. information reporting rules in light of their particular circumstances.
Brazilian Tax Considerations
     The following discussion is a summary of the Brazilian tax considerations relating to an investment in the notes by a non-resident of Brazil. This discussion is based on the tax laws of Brazil as in effect on the date of this prospectus supplement and is subject to any change in Brazilian law that may come into effect after such date. The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the notes.
     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE CONSEQUENCES OF PURCHASING THE NOTES, INCLUDING, WITHOUT LIMITATION, THE CONSEQUENCES OF THE RECEIPT OF INTEREST AND THE SALE OR OTHER DISPOSITION OF THE NOTES OR COUPONS.
     Payments in Respect of the Notes, and Sale or Other Disposition of Notes
     Generally, an individual, entity, trust or organization that is domiciled for tax purposes outside Brazil (a “Non-Resident”) is subject to income tax in Brazil only when income is derived from Brazilian source or when the transaction giving rise to such earnings involves assets located in Brazil. Therefore, based on the fact that PifCo is considered to be domiciled abroad for tax purposes, any interest (including original issue discount, if any), gains, fees, commissions, expenses and any other income paid by PifCo in respect of the notes it issues to Non-Resident holders should not, under Brazilian law, be regarded as payable by a Brazilian obligor. Accordingly, no Brazilian income or withholding taxes should apply to payments made by the issuer, provided that such payments are made with funds held by PifCo outside of Brazil.

     Any capital gains generated outside Brazil as a result of a transaction between two Non-Resident holders with respect to assets not located in Brazil are generally not subject to tax in Brazil. If the assets are located in Brazil, then capital gains realized thereon are subject to income tax, according to Law No. 10,833, enacted on December 29, 2003. Since the notes will be issued and registered abroad, the notes should not fall within the definition of assets located in Brazil for purposes of Law No. 10,833. Therefore, gains realized on the sale or other disposition of the notes made outside Brazil by a Non-Resident holder to another non-Brazilian resident should not be subject to Brazilian taxes. Notwithstanding the foregoing, considering the general and unclear scope of this legislation and the absence of judicial guidance in respect thereof, we cannot assure prospective investors that such interpretation will prevail in the courts of Brazil.
     As a result, gains realized by a Non-Resident holder from the sale or other disposition of the notes (i) in case the notes are deemed to be located in Brazil, to a Non-Resident, or (ii) to a resident of Brazil may be subject to income tax in Brazil at a rate of 15%, or 25% if such Non-Resident holder is located in a country that does not impose any income tax or which imposes income tax at a maximum rate lower than 20% or in a country or location where the local laws do not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents (a “Low or Nil Tax Jurisdiction”), unless a lower rate is provided for in an applicable tax treaty between Brazil and the country where the Non-Resident holder has its domicile.
     Payments Made by Petrobras as Guarantor
     Interest, fees, commissions, expenses and any other income payable by Petrobras as guarantor resident in Brazil to a Non-Resident holder are generally subject to income tax withheld at source. The rate of withholding in respect of interest payments is generally 15%, unless (i) the holder of the notes is resident or domiciled in a Low or Nil Tax Jurisdiction, in which case the applicable rate is 25%, or (ii) such other lower rate as provided for in an applicable tax treaty between Brazil and another country where the beneficiary is domiciled. In case the guarantor is required to assume the obligation to pay the principal amount of the notes, Brazilian tax authorities could attempt to impose withholding income tax as described above.
     If the payments with respect to the notes are made by Petrobras as a guarantor, then Non-Resident holders will be indemnified so that, after payment of applicable Brazilian taxes imposed by deduction or withholding with respect to principal or interest payable with respect to the notes, subject to certain exceptions, as mentioned in “Description of the Notes—Covenants—Additional Amounts”, a Non-Resident holder will receive an amount equal to the amount that such Non-Resident holder would have received if no such taxes were imposed. See “Description of the Notes—Covenants—Additional Amounts”.
     Low or Nil Tax Jurisdictions and Privileged Tax Regimes
     On June 4, 2010, Brazilian tax authorities adopted Normative Instruction No. 1,037 listing (i) the countries and jurisdictions considered as Low or Nil Tax Jurisdictions and (ii) the “privileged tax regimes,” which definition is provided by Law No. 11,727, of June 23, 2008. Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the “privileged tax regime” concept should solely apply for purposes of Brazilian transfer pricing and thin capitalization rules, we cannot assure whether subsequent legislation or interpretations by the Brazilian tax authorities will not also make it applicable to a Non-Resident holder with respect to payments potentially made by a Brazilian source.
     We recommend prospective investors to consult their own tax advisors from time to time to verify any possible tax consequences arising from Normative Instruction No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that payments made to a Non-Resident holder are within the scope of a “privileged tax regime,” then the withholding income tax applicable to such payments could be up to 25%.

     Other Tax Considerations
     Brazilian law imposes a tax on foreign exchange transactions (Imposto sobre Operações de Crédito, Câmbio, Seguros e sobre Operações relativas à Títulos e Valores Mobiliários) (the “IOF/Exchange”) on the conversion of reais into foreign currency and on the conversion of foreign currency into reais, including foreign exchange transactions in connection with payments made by a Brazilian guarantor under the guarantee to Non-Resident holders.
     Currently, the IOF/Exchange rate is 0.38% for most foreign exchange transactions, including foreign exchange transactions in connection with payments by Petrobras to Non-Resident holders under the guarantee. However, the IOF/Exchange rate can be increased by the Brazilian Government at any time up to a maximum rate of 25%. Any such new rate would only apply to future foreign exchange transactions.
     Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or other disposition of the notes by a Non-Resident, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.
Cayman Islands Tax Considerations
     The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to PifCo or any holder of notes issued by PifCo. Accordingly, payment of principal of (including any premium) and interest on, and any transfer of, the notes will not be subject to taxation in the Cayman Islands; no Cayman Islands withholding tax will be required on such payments to any holder of a note; and gains derived from the sale of notes will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties, other than a double taxation agreement entered into between the governments of the United Kingdom and the Cayman Islands on June 15, 2009. The Cayman Islands government has recently entered into certain agreements with various governments in relation to information with respect to tax matters.
     No stamp duties or similar taxes or charges are payable under the laws of the Cayman Islands in respect of the execution and issue of notes by PifCo unless they are executed in or brought within (for example, for the purposes of enforcement) the jurisdiction of the Cayman Islands, in which case stamp duty of 0.25% of the face amount of the notes may be payable on each note (up to a maximum of 250 Cayman Islands Dollars (“CI$”) (U.S.$312.50)) unless stamp duty of CI$500 (U.S.$625.00) has been paid in respect of the entire issue of notes.
     The foregoing conversions of Cayman Island Dollars to U.S. Dollars have been made on the currently applicable basis of U.S.$1.25 = CI$1.00.
European Union Savings Directive
     Under Council Directive 2003/48/EC (the “Directive”) on the taxation of savings income, each Member State is required to provide to the tax or other relevant authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State or to certain limited types of entities established in that other Member State. However, for a transitional period, Luxembourg and Austria will (unless during that period they elect otherwise) operate a withholding system in relation to such payments deducting tax at the rate of 35% (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).
     The European Commission has proposed certain amendments to the Directive, which may, if implemented, amend and broaden the scope of the requirement described above.

DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS
     Petrobras is a sociedade de economia mista (mixed capital company), a public sector company with some private sector ownership, established under the laws of Brazil, and PifCo is an exempted limited liability company incorporated under the laws of the Cayman Islands. A substantial portion of the assets of Petrobras and PifCo are located outside the Unites States, and at any time all of their executive officers and directors, and certain advisors named in this prospectus supplement, may reside outside the United States. As a result, it may not be possible for you to effect service of process on any of those persons within the United States. In addition, it may not be possible for you to enforce a judgment of a United States court for civil liability based upon the United States federal securities laws against any of those persons outside the United States
     For further information on potential difficulties in effecting service of process on any of those persons or enforcing judgments against any of them outside the United States, see “Enforceability of Civil Liabilities” in the accompanying prospectus.

LEGAL MATTERS
     Walkers, special Cayman Islands counsel for PifCo, will pass upon the validity of the notes and the indenture for PifCo as to certain matters of Cayman Islands law. Mr. Nilton Antonio de Almeida Maia, Petrobras’ general counsel, will pass upon, for PifCo and Petrobras, certain matters of Brazilian law relating to the notes, the indenture and the guaranty. The validity of the notes, the indenture and the guaranty will be passed upon for PifCo and Petrobras by Cleary Gottlieb Steen & Hamilton LLP as to certain matters of New York law.
     Mattos Filho Veiga Filho Marrey Jr. e Quiroga Advogados will pass upon the validity of the indenture and the guaranty for the underwriters as to certain matters of Brazilian law. Shearman & Sterling LLP will pass upon the validity of the notes, the indenture and the guaranty for the underwriters as to certain matters of New York law.

EXPERTS
     The consolidated financial statements of Petrobras and its subsidiaries and of PifCo and its subsidiaries as of and for the years ended December 31, 2010, 2009 and 2008, and management’s assessments of the effectiveness of internal control over financial reporting as of December 31, 2010, have been incorporated in this prospectus supplement by reference to the combined Petrobras and PifCo annual report on Form 20-F for the year ended December 31, 2010 in reliance upon the report of KPMG Auditores Independentes, an independent registered public accounting firm, and upon the authority of KPMG Auditores Independentes as experts in accounting and auditing.
     With respect to the unaudited interim financial information of Petrobras and PifCo for the nine-month periods ended September 30, 2011 and September 30, 2010, which are incorporated by reference herein, KPMG Auditores Independentes has reported that it applied limited procedures in accordance with professional standards for a review of such information. However, its reports included in the Petrobras Form 6-K furnished to the SEC on August 25, 2011, and PifCo Form 6-K furnished to the SEC on August 25, 2011, and incorporated by reference herein, state that it did not audit and it does not express an opinion on that interim financial information. Accordingly, the degree of reliance on its reports on such information should be restricted in light of the limited nature of the review procedures applied. KPMG Auditores Independentes is not subject to the liability provisions of Section 11 of the Securities Act for its reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

LISTING AND GENERAL INFORMATION
1.  We have applied to list the notes on the official list of the Luxembourg Stock Exchange and have them admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange.
2.  The notes have been accepted for clearance through Euroclear and Clearstream. The ISIN numbers and Common Codes for the notes are as follows:

ISIN Number	Common Code

XS0718502007	071850200
3. We have obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the notes. Resolutions of PifCo’s board of directors, dated as of November 30, 2011, authorized the issuance of the notes. Resolutions of Petrobras’ board of directors and resolutions of Petrobras’ board of officers, dated as of August 15, 2011 and November 24, 2011, respectively, authorized the execution and delivery of the guarantees.
4. Except as described in this prospectus supplement, since September 30, 2011, there has been no change (or any development or event involving a prospective change of which we are or might reasonably be expected to be aware) which is materially adverse to our financial condition and that of our subsidiaries taken as a whole.
5.  Except as described in this prospectus supplement, since September 30, 2011, there has been no change (or any development or event involving a prospective change of which Petrobras is or might reasonably be expected to be aware) which is materially adverse to Petrobras’ financial condition and that of its subsidiaries taken as a whole.
6.  Except as described in this prospectus supplement, including the documents incorporated by reference herein, there are no pending actions, suits or proceedings against or affecting us or any of our subsidiaries or any of their respective properties, which, if determined adversely to us or any such subsidiary, would individually or in the aggregate have an adverse effect on our financial condition and that of our subsidiaries taken as a whole or would adversely affect our ability to perform our obligations under the notes or which are otherwise material in the context of the issue of the notes, and, to the best of our knowledge, no such actions, suits or proceedings are threatened.
7.  For so long as the notes are outstanding and admitted for listing on the official list of the Luxembourg Stock Exchange and trading on the Euro MTF market, copies of the following items in English will be available at the expense of PifCo from The Bank of New York Mellon, at its office at 101 Barclay Street, 4E, New York, New York, 10286:
•	Our audited consolidated financial statements as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2010, 2009 and 2008, and any related notes to these items.

•	Petrobras’ audited consolidated financial statements as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2010, 2009 and 2008, and any related notes to these items.

For so long as the notes are outstanding and admitted for listing on the official list of the Luxembourg Stock Exchange and trading on the Euro MTF market, copies of the current annual financial statements and unaudited financial information of PifCo and Petrobras may be obtained from our Luxembourg listing agent at its office listed above. PifCo and Petrobras currently publish their unaudited financial information on a quarterly basis.
  During the same period, the base indenture, the tenth supplemental indenture and a copy of our by-laws and Petrobras’ by-laws will be available at the offices of the Bank of New York Mellon and The Bank of New York Mellon (Luxembourg) S.A.
8.  Neither PifCo nor Petrobras have issued convertible debt securities, exchangeable debt securities or debt securities with warrants attached.
9.  PifCo’s principal executive office is located at Harbour Place, 103 South Church Street, 4th Floor P.O. Box 1034GT-BWI, George Town, Grand Cayman, Cayman Islands and its constitutive documents are available at the same address. Petrobras’ principal executive office is located at Avenida República do Chile, 65 20031-912 Rio de Janeiro, RJ, Brazil and its constitutive documents can be inspected at the same address.